TABLE OF CONTENTS

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.)**

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☐ Soliciting material pursuant to §240.14a-12.

Eli Lilly and Company

(Name of Registrant as Specified in Its Charter)

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2002 Annual Meeting

Proxy Statement



Answers That Matter.

Eli Lilly and Company
Proxy Statement
2002 Annual Meeting of Shareholders



Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285

March 4, 2002

Dear Shareholder:

You are invited to attend our Annual Meeting of Shareholders on Monday, April 15, 2002. The meeting will be held at the Hilbert Circle Theatre, 45 Monument Circle, Indianapolis, Indiana, at 11:00 a.m. (Indianapolis time). If you are unable to attend the Annual Meeting in Indianapolis, please join us via live webcast on the Company's Internet site at www.Lilly.com.

The Notice of Annual Meeting of Shareholders and the Proxy Statement accompanying this letter describe the business we will consider at the meeting. Your vote is very important. I urge you to vote by mail, by telephone, or on the Internet in order to be certain your shares are represented at the meeting even if you plan to attend.

Please note our procedures for admission to the meeting described on page 4 of the proxy statement.

I look forward to seeing you at the meeting.

Sidney Taurel
Chairman of the Board, President, and
Chief Executive Officer

Eli Lilly and Company

Notice of Annual Meeting of Shareholders

April 15, 2002

The Annual Meeting of Shareholders of Eli Lilly and Company will be held at the Hilbert Circle Theatre, 45 Monument Circle, Indianapolis, Indiana, on Monday, April 15, 2002, at 11:00 a.m. (Indianapolis time), for the following purposes:

1. To elect four directors of the Company to serve three-year terms;

2. To ratify the appointment by the Board of Directors of Ernst & Young LLP as principal independent auditors for the year 2002; and

3. To approve the 2002 Lilly Stock Plan.

Shareholders of record at the close of business on February 15, 2002, will be entitled to vote at the meeting and any adjournment of the meeting.

Attendance at the meeting will be limited to shareholders, those holding proxies from shareholders, and invited guests from the media and financial community. A page at the back of this proxy statement contains an admission ticket and parking pass. If you plan to attend the meeting, please clip them and bring them with you.

This Proxy Statement, the proxy, and the Company's Annual Report to Shareholders are being mailed on or about March 4, 2002.

By order of the Board of Directors,

Alecia A. DeCoudreaux
Secretary

March 4, 2002
Indianapolis, Indiana

General Information

Why did I receive this Proxy Statement?

The Board of Directors of Eli Lilly and Company ("the Company" or "we" or "us") is soliciting proxies to be voted at the Annual Meeting of Shareholders ("Annual Meeting") to be held on Monday, April 15, 2002, and at any adjournment of the Annual Meeting. When the Company asks for your proxy, we must provide you with a proxy statement that contains certain information specified by law.

What will the shareholders vote on at the Annual Meeting?

Three items:

- election of directors
- ratification of the appointment of principal independent auditors
- approval of the 2002 Lilly Stock Plan.

Will there be any other items of business on the agenda?

We do not expect any other items of business because the deadlines for shareholder proposals and nominations have already passed. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in accordance with their best judgment.

Who is entitled to vote?

Shareholders as of the close of business on February 15, 2002 (the "Record Date") may vote at the Annual Meeting. You have one vote for each share of common stock you held on the Record Date, including shares:

- held directly in your name as the "shareholder of record"
- held for you in an account with a broker, bank, or other nominee
- attributed to your account in the Lilly Employee Savings Plan ("Savings Plan").

What constitutes a quorum?

A majority of the outstanding shares, present or represented by proxy, constitutes a quorum for the Annual Meeting. As of the Record Date, 1,124,012,174 shares of Company common stock were issued and outstanding.

How many votes are required for the approval of each item?

The four nominees for director receiving the most votes will be elected. Abstentions and instructions to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes but will not count as votes "against" a nominee.

The appointment of principal independent auditors will be approved if the votes cast for the proposal exceed those cast against the proposal. Abstentions will not be counted either for or against the proposal.

The 2002 Lilly Stock Plan will be approved if the votes cast for the proposal exceed those cast against the proposal. Abstentions and broker nonvotes (as defined below) will not be counted either for or against the proposal.

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Broker nonvotes. If your shares are held by a broker, the broker will ask you how you want your shares to be voted. If you give the broker instructions, your shares must be voted as you direct. If you do not give instructions, one of two things can happen, depending on the type of proposal. For some proposals, such as election of directors and ratification of auditors, the broker may vote your shares at its discretion. But for other proposals, including the approval of the 2002 Lilly Stock Plan, the broker may not vote your shares at all. When that happens, it is called a "broker nonvote."

How do I vote by proxy?

If you are a shareholder of record, you may vote your proxy by any one of the following methods.

By mail. Sign and date each proxy card you receive and return it in the prepaid envelope. Sign your name exactly as it appears on the proxy. If you are signing in a representative capacity (for example, as an attorney-in-fact, executor, administrator, guardian, trustee, or the officer or agent of a corporation or partnership), please indicate your name and your title or capacity. If the stock is held in custody for a minor (for example, under the Uniform Transfers to Minors Act), the custodian should sign, not the minor. If the stock is held in joint ownership, one owner may sign on behalf of all owners. If you return your signed proxy but do not indicate your voting preferences, we will vote on your behalf FOR the election of the four nominees for director listed below, FOR the ratification of the appointment of the independent auditors, and FOR the 2002 Lilly Stock Plan.

Note that if you previously agreed to receive these materials electronically, you did not receive a proxy card. If you wish to vote by mail, rather than by telephone or on the Internet as discussed below, you may request paper copies of these materials, including a proxy card, by calling (317) 433-5112 or by sending an e-mail message to Annual_Meeting@Lilly.com. Please make sure you tell us the control number from the e-mail message that you received notifying you of the electronic availability of these materials.

By telephone. Shareholders in the United States, Puerto Rico, and Canada may vote by telephone by following the instructions on the enclosed proxy card or, if you received these materials electronically, by following the instructions in the e-mail message that notified you of their availability. Telephone voting is controlled by an individual number printed on your proxy card or included in your e-mail message to ensure that only you can vote your shares. Voting by telephone has the same effect as voting by mail. If you vote by telephone, do not return your proxy card. If you want to vote by telephone, you must do so before 11:59 p.m. (EDT), April 14, 2002.

By Internet. You may vote online at www.proxyvote.com. Follow the instructions on the enclosed proxy card or, if you received these materials electronically, the instructions in the e-mail message that notified you of their availability. Like telephone voting, Internet voting is controlled by an individual number printed on your proxy card or included in your e-mail notice to ensure that only you can vote your shares. Voting on the Internet has the same effect as voting by mail. If you vote on the Internet, do not return your proxy card. If you want to vote on the Internet, you must do so before 11:59 p.m. (EDT), April 14, 2002.

You have the right to revoke your proxy at any time before the meeting by (1) notifying the Company's Secretary in writing or (2) delivering a later-dated proxy by telephone, on the Internet, or in writing. If you are a shareholder of record, you may also revoke your proxy by voting in person at the meeting.

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How do I vote my shares that are held by my broker?

If you have shares held by a broker or other nominee, you may instruct your broker or other nominee to vote your shares by following instructions that the broker or nominee provides for you. Most brokers offer voting by mail, telephone, and on the Internet.

How do I vote in person?

If you are a shareholder of record, you may vote your shares in person at the meeting. However, we encourage you to vote by proxy card, by telephone, or on the Internet even if you plan to attend the meeting.

How do I vote my shares in the Savings Plan?

You may instruct the plan trustee on how to vote your shares in the Savings Plan by mail, by telephone, or on the Internet as described above, except that, if you vote by mail, the card that you use will be a voting instruction card rather than a proxy card.

What happens if I do not vote my Savings Plan shares?

Your shares will be voted by other Plan participants who have elected to have their voting preferences applied proportionally to all shares for which voting instructions are not otherwise received. See the next question for details.

How many shares in the Savings Plan can I vote?

You may vote all the shares allocated to your account on the record date of February 15, 2002. In addition, unless you decline, your vote will also apply to a proportionate number of other shares held in the Plan for which voting directions are not received. These "Undirected Shares" include:

- shares credited to the accounts of participants who do not return their voting instructions (except for a small number of shares from a prior stock ownership plan, which can be voted only on the directions of the participants to whose accounts the shares are credited)
- shares held in the Plan that are not yet credited to individual participants' accounts.

All participants are "named fiduciaries" under the terms of the Savings Plan and under the Employee Retirement Income Security Act ("ERISA") for the limited purpose of voting shares credited to their accounts and the portion of Undirected Shares to which their vote applies. Under ERISA, fiduciaries are required to act prudently in making voting decisions.

If you do not want to have your vote applied to the Undirected Shares, you should check the box marked "I decline." Otherwise, the Trustee will automatically apply your voting preferences to the Undirected Shares proportionally with all other participants who elected to have their votes applied in this manner.

What does it mean if I receive more than one proxy card?

It means that you hold shares in more than one account. To ensure that all your shares are voted, sign and return each card. Alternatively, if you vote by telephone or on the Internet, you will need to vote once for each proxy card and voting instruction card you receive.

What should I do if I want to attend the Annual Meeting?

All shareholders as of the Record Date may attend by presenting the admission ticket that appears at the end of this proxy statement. Please clip it, fill it out, and bring it with you to the meeting. Present the top half to the usher at the meeting. The bottom half is your pass for free parking. Please place it on the dashboard of your car when you enter the designated lot.

If you have questions about admittance or parking, you may call (317) 433-5112 or send an e-mail message to Annual_Meeting@Lilly.com.

Will the Annual Meeting be available on the Internet?

For the first time this year, the Annual Meeting will be webcast live on the Company's Internet site. To join the live webcast, go to www.Lilly.com and click on the Annual Meeting link that appears under the Highlight and Features section. The webcast will be available in both the "Windows Media™ Player" and "RealPlayer®" formats. The Annual Meeting will be available for replay on the Lilly website until May 15, 2002.

How do I submit a shareholder proposal for the 2003 Annual Meeting?

The Company's 2003 Annual Meeting is scheduled for April 28, 2003. If a shareholder wishes to have a proposal considered for inclusion in next year's proxy statement, he or she must submit the proposal in writing so that we receive it by November 4, 2002. Proposals should be addressed to the Company's secretary, Lilly Corporate Center, Indianapolis, Indiana 46285. In addition, the Company's By-laws provide that any shareholder wishing to nominate a candidate for director or to propose any other business at the Annual Meeting must also give the Company written notice by November 4, 2002. That notice must provide certain other information as described in the By-laws. Copies of the By-laws are available to shareholders free of charge upon request to the Company's secretary.

Does the Company offer an opportunity to receive future proxy materials electronically?

Yes. If you are a shareholder of record or a member of the Savings Plan, you may, if you wish, receive future proxy statements and annual reports online. If you elect this feature, you will receive an e-mail message notifying you when the materials are available, along with a web address for viewing the materials and a control number that you will need for voting by telephone or the Internet. You may sign up for electronic delivery in two ways. First, if you vote online as described above, you may sign up for electronic delivery at that time. Second, you may sign up at any time by visiting http://proxyonline.lilly.com. If you received these materials electronically, you do not need to do anything to continue receiving materials electronically in the future.

If you hold your shares in a brokerage account, you may also have the opportunity to receive proxy materials electronically. Please follow the instructions of your broker.

What are the benefits of electronic delivery?

Electronic delivery, or e-delivery, saves the Company money by reducing printing and mailing costs. It will also make it convenient for you to receive your proxy materials and to vote your shares online.

What are the costs of electronic delivery?

The Company charges nothing for electronic delivery. You may, of course, incur the usual expenses associated with Internet access, such as telephone charges or charges from your Internet service provider.

May I change my mind later?

Yes. You may discontinue electronic delivery at any time. For more information, call (317) 433-5112 or send an e-mail message to Annual—Meeting@Lilly.com.

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Board of Directors

Directors' Biographies

Class of 2002

The following directors' terms will expire at this year's Annual Meeting. Each of these directors has been nominated and is standing for election to serve another term that will expire in 2005. See page 25 of this Proxy Statement for more information.



George M. C. Fisher
Retired Chairman of the Board and
Chief Executive Officer, Eastman Kodak Company

Director since 2000
Age 61

Mr. Fisher served as chairman of the board of Eastman Kodak Company from 1993 to December 2000. He also served as chief executive officer from 1993 until 1999 and as president from 1993 until 1996. Prior to joining Kodak, he was an executive officer of Motorola, Inc., serving as chairman and chief executive officer from 1990 to October 1993, and chief executive officer from 1988 to 1990. He is a director of AT&T Corporation; Delta Air Lines, Inc.; and General Motors Corporation. He is chairman of the National Academy of Engineering, a member of the President's Advisory Committee for Trade Policy and Negotiations, and a member of The Business Council. Mr. Fisher has been serving under interim election by the Board since September 2000.



Alfred G. Gilman, M.D., Ph.D.
Regental Professor and Chairman,
Department of Pharmacology,
The University of Texas Southwestern Medical Center

Director since 1995
Age 60

Dr. Gilman has served as professor and chairman of the Department of Pharmacology at The University of Texas Southwestern Medical Center since 1981. He has held the Raymond and Ellen Willie Distinguished Chair in Molecular Neuropharmacology at the University since 1987 and was named a regental professor in 1995. Dr. Gilman was on the faculty of the University of Virginia School of Medicine from 1971 until 1981, where he was named a professor of pharmacology in 1977. He is a director of Regeneron Pharmaceuticals, Inc. Dr. Gilman was a recipient of the Nobel Prize in Physiology or Medicine in 1994.



Karen N. Horn, Ph.D.
President, Global Private Client Services, and
Managing Director, Marsh, Inc.

Director since 1987
Age 58

Ms. Horn is president, Global Private Client Services, and managing director of Marsh, Inc., a subsidiary of MMC. Prior to joining Marsh in 1999, she was senior managing director and head of international private banking at Bankers Trust Company; chairman of the board, Bank One, Cleveland, N.A.; president of the Federal Reserve Bank of Cleveland; treasurer of Bell of Pennsylvania; and vice president of First National Bank of Boston. Ms. Horn is a director of TRW Inc. She also serves as director of The U.S. Russia Investment Fund, a presidential appointment.



August M. Watanabe, M.D.
Executive Vice President, Science and Technology

Director since 1994
Age 60

Dr. Watanabe has served as executive vice president, science and technology, since 1996. Prior to joining the Company, he was on the faculty of the Indiana University School of Medicine from 1972 to 1990, serving as professor and chairman of the Department of Medicine between 1983 and 1990. He joined the Company in 1990 as vice president of Lilly Research Laboratories and was named group vice president of Lilly Research Laboratories in 1992. He was appointed a vice president of the Company in 1994. He is a fellow of the American College of Physicians and the American College of Cardiology. Dr. Watanabe is a director of Guidant Corporation; the Indiana University Foundation; the Regenstrief Foundation, Inc.; the Indiana State Symphony Society; the Park-Tudor Foundation; and Christel House; and a member of the board of governors of the Riley Memorial Association.

Class of 2003
Except for Mr. Way, the following directors will continue in office until 2003:



Martin S. Feldstein, Ph.D.
President and Chief Executive Officer,
National Bureau of Economic Research, and George F. Baker
Professor of Economics, Harvard University

Director since 2002
Age 62

Martin Feldstein, Ph.D., is president and chief executive officer of the National Bureau of Economic Research and the George F. Baker Professor of Economics at Harvard University. Dr. Feldstein was a research fellow at Nuffield College from 1964 to 1965 and an official fellow from 1965 to 1967. During this time, he was also a lecturer in public finance for Oxford University. He became an assistant professor at Harvard University in 1967 and an associate professor in 1968. From 1982 through 1984, he served as chairman of the Council of Economic Advisers and President Ronald Reagan's chief economic advisor. He is a member of the American Philosophical Society, a corresponding fellow of the British Academy, a fellow of the Econometric Society, and a fellow of the National Association for Business Economics. Dr. Feldstein is a member of the executive committee of the Trilateral Commission, a director of the Council on Foreign Relations, and a member of the American Academy of Arts and Sciences. He is a director of American International Group, Inc.; TRW Inc.; and HCA Inc. Dr. Feldstein has been serving under interim election by the Board since January 2002.



Charles E. Golden
Executive Vice President and Chief Financial Officer

Director since 1996
Age 55

Mr. Golden joined the Company as executive vice president and chief financial officer in 1996. Prior to joining the Company, he served as a corporate vice president of General Motors Corporation ("GM"), and chairman and managing director of Vauxhall Motors Limited, a subsidiary of GM in the United Kingdom, from 1993 to 1996. Mr. Golden joined GM in 1970 and held a number of executive positions in that company's domestic and international operations. He is a member of the National Advisory Board of J. P. Morgan Chase & Co., the board of directors of Clarian Health Partners, the U.S. advisory board of INSEAD, The Council of Financial Executives of the Conference Board, the Finance Committee of the Indianapolis Museum of Art, and the boards of the Crossroads of America Council, Boy Scouts of America, and the Indiana Chamber of Commerce.



Sidney Taurel
Chairman of the Board, President, and
Chief Executive Officer

Director since 1991
Age 53

Mr. Taurel has been the Company's president since February 1996, chief executive officer since July 1998, and chairman of the board since January 1999. He joined the Company in 1971 and has held management positions in the Company's international operations based in São Paulo, Vienna, Paris, and London. Mr. Taurel served as president of Eli Lilly International Corporation from 1986 until 1991, as executive vice president of the Pharmaceutical Division from 1991 until 1993, and as executive vice president of the Company from 1993 until 1996. He is a director of IBM Corporation and The McGraw-Hill Companies, Inc.; a member of the Board of Overseers of the Columbia Business School; a trustee of the Indianapolis Museum of Art; and a member of The Business Council and The Business Roundtable.



Alva O. Way
Chairman of the Board,
IBJ Whitehall Bank & Trust Company

Director since 1980
Age 72

Mr. Way became chairman of the board of IBJ Whitehall Bank & Trust Company in 1986. He also serves as a director of and consultant to Schroders, plc, London, and related companies. Mr. Way previously served as president of both The Travelers Corporation and American Express Company and served in executive positions at General Electric Company. He also serves as a member of the Board of Fellows and chancellor emeritus of Brown University.

Mr. Way will retire from the Board on April 15, 2002. The following individual was elected by the Board to fill Mr. Way's vacancy in the class of 2003 under interim election. She will join the Board on June 1, 2002.



Ellen R. Marram
Managing Director, North Castle Partners, L.L.C.

Age 54

Ellen R. Marram is a managing director at North Castle Partners, L.L.C. Prior to joining North Castle, she served briefly as the chief executive officer of a start-up B2B exchange for the food and beverage industry. From 1993 through 1998, Ms. Marram was president and chief executive officer of Tropicana and the Tropicana Beverage Group. From 1988 to 1993, Ms. Marram was president and chief executive officer of the Nabisco Biscuit Company, an operating unit of Nabisco, Inc. From 1987-1988, Ms. Marram was president of Nabisco's Grocery Division. From 1970-1986, she held a series of marketing positions at Nabisco/ Standard Brands, Johnson & Johnson, and Lever Brothers.
Ms. Marram is a member of the Board of Directors of Ford Motor Company and The New York Times Company as well as several private companies. She is a Trustee of the Conference Board and also serves on the boards of The New York & Presbyterian Hospital, Lincoln Center Theater, Families and Work Institute, and Citymeals-on-Wheels.

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Class of 2004

The following four directors will continue in office until 2004:



Steven C. Beering, M.D.
President Emeritus, Purdue University

Director since 1983
Age 69

Dr. Beering served as president of Purdue University from 1983 until his retirement in 2000 when he became president emeritus of the University and chairman of the Purdue Research Foundation. He served as dean of the Indiana University School of Medicine and director of the Indiana University Medical Center from 1974 until 1983. Dr. Beering is a fellow of the American College of Physicians and the Royal Society of Medicine and a member of the National Academy of Sciences Institute of Medicine. He is a director of American United Life Insurance Company; Arvin Industries, Inc.; and NiSource, Inc. Dr. Beering is the past national chairman of the Association of American Universities and a trustee of the University of Pittsburgh.



Sir Winfried F. W. Bischoff
Chairman, Citigroup Europe

Director since 2000
Age 60

Sir Winfried Bischoff has served as chairman, Citigroup Europe, since April 2000. From 1995 to 2000, he was chairman of Schroders, plc. He joined the Schroder Group in 1966 where he held a number of positions, including chairman of J. Henry Schroder Co. and group chief executive of Schroders, plc. He is a nonexecutive director and deputy chairman of Cable and Wireless plc; and a nonexecutive director of The McGraw-Hill Companies, Inc.; Land Securities plc; IFIL— Finanziaria di Partecipazioni SPA, Italy, and Siemens Holdings plc.



Franklyn G. Prendergast, M.D., Ph.D.
Edmond and Marion Guggenheim Professor of
Biochemistry and Molecular Biology and
Professor of Molecular Pharmacology and
Experimental Therapeutics, Mayo Medical School, and
Director, Mayo Clinic Cancer Center

Director since 1995
Age 56

Dr. Prendergast is the Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and the Professor of Molecular Pharmacology and Experimental Therapeutics at Mayo Medical School, and the director of the Mayo Clinic Cancer Center. Dr. Prendergast has held several other teaching positions at the Mayo Medical School since 1975. Dr. Prendergast serves on the Board of Trustees of the Mayo Foundation and its Executive Committee.



Kathi P. Seifert
Executive Vice President, Kimberly-Clark Corporation

Director since 1995
Age 52

Ms. Seifert is executive vice president for Kimberly-Clark Corporation. She joined Kimberly-Clark in 1978 and has served in several capacities in connection with both the domestic and international consumer products businesses. Ms. Seifert is a director of the Aid Association for Lutherans, Theda Care Health Group, and the Fox Cities Performing Arts Center. She is also a member of the Chancellor's Advisory Board of the University of Wisconsin— Oshkosh.

Highlights of the Company's Corporate Governance Guidelines

The Board of Directors has established guidelines that it follows in matters of corporate governance. The following summary highlights those guidelines.

I. Role of the Board

The directors are elected by the shareholders to oversee the actions and results of the Company's management. Their responsibilities include:
- providing general oversight of the business
- approving corporate strategy and major management initiatives
- providing oversight of legal and ethical conduct
- nominating, compensating, and evaluating directors
- evaluating Board processes and performance
- selecting, compensating, and, when necessary, replacing the chief executive officer and compensating other senior executives.

II. Independence of Directors

Mix of Independent Directors and Officer-Directors
There should always be a substantial majority of independent, nonemployee directors. The chief executive officer should be a Board member. Other officers may from time to time be Board members, but no officer other than the chief executive officer should expect to be elected to the Board by virtue of his or her office.

Criteria to Qualify as Independent Director
A director is considered independent if he or she is not an employee or former employee of the Company, has no material personal connection with the Company as a substantial supplier of or customer for goods or services, and does not obtain compensation from the Company other than directors' compensation and dividends. Members of the Audit and Compensation Committees must also meet the applicable independence tests of the New York Stock Exchange, Securities and Exchange Commission, and Internal Revenue Code.

Conflicts of Interest
Occasionally a director's business or personal relationships may give rise to a material interest that conflicts, or appears to conflict, with the interests of the Company. The Board, after consultation with counsel, takes appropriate steps to ensure that all directors voting on an issue are disinterested. In appropriate cases, the affected director will be excused from discussions on the issue.

To avoid any appearance of a conflict, Board decisions on certain matters of corporate governance are made solely by the independent directors. These include executive compensation and the selection, evaluation, and removal of the chief executive officer.

III. Composition of the Board

Criteria for Selection
The Board seeks directors with a diverse mix of backgrounds, experiences, geography, gender, and ethnicity, including individuals with these backgrounds:
- active or retired chief executive officers and senior executives
- international business
- medicine and science
- information technology
- finance, marketing, and sales
- public policy.

Director Tenure

Subject to the Company's charter documents, the governance guidelines establish the following expectations for director tenure:

- Nonemployee directors will resign from the Board effective at the annual meeting of shareholders following their seventy-second birthday.
- Employee directors will resign from the Board when they retire or otherwise cease to be active employees of the Company.
- A nonemployee director who retires or changes principal job responsibilities will offer to resign from the Board. The Directors and Corporate Governance Committee will assess the situation and recommend to the Board whether to accept the resignation.

IV. Director Compensation and Equity Ownership

The Directors and Corporate Governance Committee annually reviews Board compensation. Any recommendations for changes are made to the full Board by the Committee.

Directors should hold meaningful equity ownership positions in the Company; accordingly, a significant portion of overall director compensation is in the form of Company equity.

V. Responsibilities and Functioning of the Board

Selection of Chairman and Chief Executive Officer; Succession Planning

The Board customarily combines the roles of chairman and chief executive officer, believing this generally provides the most efficient and effective leadership model. The Board recognizes that, in certain occasional circumstances, such as leadership transition, it may be desirable to assign these roles to two different persons for a relatively short period of time.

The chair of the Compensation Committee recommends to the Board an appropriate process by which a new chief executive officer will be selected, depending on the circumstances at the time.

The chief executive officer develops and maintains a process for advising the Board on succession planning for the chief executive officer and other key leadership positions. He or she reviews this plan annually with the nonemployee directors, who are responsible for overseeing succession planning.

Evaluation of Chief Executive Officer

The chair of the Compensation Committee leads the nonemployee directors annually in assessing the performance of the chief executive officer. The results of this review are discussed with the chief executive officer and considered by the Compensation Committee in establishing his or her compensation for the next year.

Assessment of Board Processes and Performance

The Directors and Corporate Governance Committee biannually assesses the performance of the Board, its committees, and Board processes. The Committee also considers the contributions of individual directors at least every three years when considering whether to recommend nominating the director to a new three-year term.

Corporate Strategy

Once each year, the Board, together with senior management, devotes an extended meeting to discussing and providing direction for the corporate strategic plan. Throughout the year, significant corporate strategy decisions are brought to the Board for approval.

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Executive Session of Directors

At least twice a year, the nonemployee directors meet in executive session with the chief executive officer. In addition, the nonemployee directors meet alone at least once a year to review the chief executive officer's performance and at other times as they see fit.

Lead Director

The Board does not believe it is necessary to formally designate a lead director. The chair of the Compensation Committee leads the process for selecting and evaluating the chief executive officer. When nonemployee directors meet for other purposes without the chairman, they may designate a director to chair the meeting whenever they believe that would be useful.

VI.   Board Committees

Number, Structure, and Independence

The duties and membership of the six Board-appointed committees are described below. Only nonemployee directors may serve on the Audit, Compensation, and Directors and Corporate Governance committees. All other committees must have a majority of nonemployee directors, and only nonemployee directors may chair any committee.

Committee membership and selection of committee chairs are determined by the Directors and Corporate Governance Committee after consulting the chairman of the board and after considering the desires of the Board members.

Functioning of Committees

Each committee's charter is determined and reviewed periodically by the Board. The Board may form new committees or disband a current committee (except the Audit and Compensation committees) as appropriate. The chair of the committee determines the frequency, length, and agenda of committee meetings.

Committees of the Board of Directors

The Board establishes committees under the corporate governance guidelines as discussed above. The current committees and their functions are shown below.

Audit Committee

The duties of the Audit Committee are described in the Audit Committee Report found on page 13 of this Proxy Statement. All current members of the Audit Committee are independent as defined in the rules of the New York Stock Exchange.

Compensation Committee

- establishes executive officers' compensation
- administers Deferred Compensation Plan, certain stock plans, and the EVA®* Bonus Plan

The Compensation Committee Report is shown on pages 15-17 of this Proxy Statement.

* EVA® is a registered trademark of Stern Stewart & Co.

Finance Committee

- reviews current and long-range financial strategy and planning, including dividends, share repurchases, complex business transactions, and borrowings

Public Policy Committee

- reviews policies and practices and monitors compliance in areas of legal and social responsibility
- reviews emerging political, social, and public policy issues that may affect the Company

Science and Technology Committee

- reviews and makes recommendations regarding the Company's strategic research goals and objectives
- reviews new developments, technologies, and trends in pharmaceutical research and development

Directors and Corporate Governance Committee

- recommends candidates for membership on the Board
- establishes membership of Board committees
- considers candidates for the Board recommended by shareholders
- oversees matters of corporate governance, including board performance
- reviews and recommends compensation of nonemployee directors

This Committee will consider a candidate for director proposed by a shareholder. A candidate must be highly qualified and be both willing and expressly interested in serving on the Board. (See page 9 for selection criteria.) A shareholder wishing to propose a candidate for the Committee's consideration should forward the candidate's name and information about the candidate's qualifications to the Company's secretary.

Membership and Meetings of the Board and its Committees

In 2001, each director attended more than 75 percent of the total number of meetings of the Board and the committees on which he or she serves. Current committee membership and the number of meetings of the full Board and each committee are shown in the table below.

	Board	Audit	Compensation	Directors and Corporate Governance	Finance	Public Policy	Science and Technology
Dr. Beering	Member		Chair	Member			Member
Mr. Bischoff	Member	Member			Member	Member	
Dr. Feldstein	Member	Member				Member	
Mr. Fisher	Member		Member	Chair			Member
Dr. Gilman	Member					Member	Member
Mr. Golden	Member				Member		
Ms. Horn	Member		Member	Member	Chair		
Dr. Prendergast	Member	Member				Member	Chair
Ms. Seifert	Member	Member			Member	Chair	
Mr. Taurel	Chair						
Dr. Watanabe	Member						Member
Mr. Way	Member	Chair	Member	Member			
Number of 2001 Meetings	6	5	2	2	2	2	3

Audit Committee Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In this context, the Committee has met and held discussions with management and the independent auditors. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the audited financial statements with management and the independent auditors.

The independent auditors are responsible to the Committee and the Board of Directors. The Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees), including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. In addition, the Committee has received the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees) and has discussed with the independent auditors the auditors' independence from the Company and its management. In concluding that the auditors are independent, the Committee considered, among other factors, whether the nonaudit services provided by Ernst & Young (as described below) were compatible with their independence.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board subsequently approved the recommendation) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, for filing with the Securities and Exchange Commission. The Committee and the Board have also appointed the Company's independent auditors, subject to shareholder ratification.

Audit Committee

Alva O. Way, Chair
Winfried F. W. Bischoff
Martin S. Feldstein, Ph.D.
Franklyn G. Prendergast, M.D., Ph.D.
Kathi P. Seifert

Ernst & Young Fees

For services rendered on a worldwide basis in 2001 by Ernst & Young LLP, our principal independent auditors, we incurred the following fees:

Audit Fees	
• Fees related to providing audit opinions with respect to the consolidated and subsidiary financial statements	$3.3 million
Financial System Design and Implementation Fees	$0.7 million
All Other Fees	
• Audit Related Fees: Information system control assessments and accounting consultations	$2.1 million
• Tax Compliance: Primarily tax assistance provided to Company employees living outside their country of permanent residence	$4.1 million
• Tax and Other Consulting: Primarily assistance with tax planning	$3.0 million
Total All Other Fees	$9.2 million

Directors' Compensation

Directors who are employees receive no additional compensation for serving on the Board or its committees.

We provide the following annual compensation to directors who are not employees:

Cash compensation
- retainer of $3,750 per month
- $1,600 for each Board meeting attended
- $1,600 for each committee or other meeting attended if not held on the same day as a Board meeting
- reimbursement for customary and usual travel expenses

Stock Compensation
- 700 shares of Lilly stock in a Deferred Stock Account in the Lilly Directors' Deferral Plan (as described below), payable after service on the Board has ended.
- Stock options under the 1998 Lilly Stock Plan for 2,800 shares of Lilly stock. The option price is the fair market value at the time of grant. The options are exercisable after 3 years and expire after 10 years.

Lilly Directors' Deferral Plan
This plan allows directors to defer receipt of all or part of their retainer and meeting fees until after their service on the Board has ended. The director can choose to invest the funds into either of two accounts:

- **Deferred Compensation Account.** Funds in this account earn interest at 2 percent above the prime interest rate annually. The interest rate is adjusted each December. The aggregate amount of interest that accrued in 2001 for the participating directors was $194,342.58.

- **Deferred Stock Account.** This account allows the director, in effect, to invest his or her deferred cash compensation in Lilly stock. In addition, the annual award of 700 shares to each director noted above is credited to this account. Funds in this account are credited as hypothetical shares of Lilly stock based on the market price of the stock at the time the compensation would otherwise have been earned. Hypothetical dividends are "reinvested" into additional shares based on the market price of the stock on the date dividends are paid. All shares in the Deferred Stock Accounts are hypothetical and are not issued or transferred until the director ends his or her service on the Board or dies.

Both accounts may be paid in a lump sum or in annual installments for up to 10 years. The Deferred Compensation Account may also be paid in monthly installments for up to 10 years. Amounts in the Deferred Stock Account are paid in the form of shares of Lilly stock.

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Executive Compensation

This section contains information on various aspects of the compensation of the Company's executives. In particular, it contains information regarding the cash and equity compensation of Mr. Taurel and the four most highly compensated executive officers other than Mr. Taurel who were serving as executive officers as of December 31, 2001 (the "Named Executive Officers").

Compensation Committee Report

The following is a report of the Compensation Committee of the Board of Directors regarding executive compensation. The Committee's membership and duties are described on pages 11-12.

Executive Compensation Policy

Philosophy. The Compensation Committee bases its executive compensation policy on the same principles that guide the Company in establishing all its compensation programs. We design programs to attract, retain, and motivate highly talented individuals at all levels of the organization while balancing the interests of shareholders. In particular:

- We base compensation on the level of job responsibility, individual performance, and Company performance. As employees progress to higher levels in the organization, an increasing proportion of their pay is linked to Company performance.

- We reflect in our compensation the value of the job in the marketplace. To attract and retain a highly skilled work force, Lilly must remain competitive with the pay of other premier employers who compete with us for talent.

- To assure our employees' interests are aligned with those of our shareholders, we provide employees worldwide at all levels of the organization the opportunity for equity ownership. As employees progress within the organization, an increasing portion of their total pay is equity-based.

- We develop and administer our compensation programs to foster the long-term focus required for success in our industry.

The program consists of both annual and long-term components, which are considered together in assessing whether the program is attaining its objectives.

Methodology. We consider various measures of Company performance, including sales, earnings, total market value, total shareholder return, and Economic Value Added ("EVA"). These data assist us in exercising judgment in establishing total compensation ranges. We do not assign these performance measures relative weights. Instead, we make a subjective determination after considering all such measures collectively.

We also compare, or benchmark, our programs with other global pharmaceutical companies of comparable size and stature to the Company. For this benchmarking, we use the "Peer Group" identified on page 22. We compare the executive compensation programs as a whole, and we also compare the pay of individual executives if we believe the jobs are sufficiently similar to make the comparison meaningful.

We use the Peer Group data primarily to ensure that the executive compensation program as a whole is within the broad middle range of comparative pay of the Peer Group companies when the Company achieves the targeted performance levels. We do not target a specific position in the range of comparative data for each individual or for each component of compensation. We establish individual amounts in view of the comparative data and such other factors as level of responsibility, prior experience, and our subjective judgment as to individual contribution. We do not apply formulas or assign these factors specific mathematical weights; instead, we exercise judgment and discretion.

15

The Company also retains independent compensation and benefits consultants to assist us in evaluating executive compensation programs. The use of independent consultants provides additional assurance that our programs are reasonable and consistent with the Company's objectives.

Components of Executive Compensation

Annual Compensation. Annual cash compensation for 2001 consisted of base salary and a cash bonus under the EVA Bonus Plan ("EVA Plan").

- We determine **base salaries** based on Company and individual performance for the previous year, internal relativity, and market conditions, including pay at the Peer Group companies. As noted above, we use the Peer Group and other market data to test for reasonableness and competitiveness of base salaries but we also exercise subjective judgment in view of our compensation objectives. As part of the Company's efforts to control expenses during the period following the loss of Prozac patent protection in the U.S., the Company will not provide merit increases in the base salaries of members of management worldwide in 2002.

- **Cash bonuses** for management are paid under the EVA Plan, a formula-based plan based on the concept of Economic Value Added. In basic terms, EVA is after-tax operating profit less the annual total cost of capital. Under the EVA Plan, the size of bonuses varies directly with the amount by which after-tax operating profit exceeds the cost of capital. Thus, the EVA Plan rewards leaders who increase shareholder value by most effectively deploying the capital contributed by the shareholders. The EVA Plan places bonuses "at risk" in that, if the Company fails to achieve the target EVA, a bonus may not be earned. We determine the participants and set the target bonus levels before the beginning of the year. As to the executive officers, our objective is to set target bonuses such that total annual cash compensation is within the broad middle range of Peer Group companies and a substantial proportion of that compensation is linked to Company performance. We project a zero bonus payout in 2003 for 2002 performance.

Long-Term Incentives. We employ two forms of long-term equity incentives granted under the 1998 Lilly Stock Plan: stock options and performance awards. These incentives foster the long-term focus necessary for continued success in our business. They also ensure that our leaders are properly focused on shareholder value. Stock options and performance awards have traditionally been granted broadly and deeply within the organization, with approximately 4,150 management and professional employees now participating.

- **Stock options** align employee incentives with shareholders because options have value only if the stock price increases over time. Lilly's 10-year options, granted at the market price on the date of grant, ensure that employees are oriented to growth over the long term. In addition, options help retain key employees because they typically cannot be exercised for three years and, if not exercised, are forfeited if the employee leaves Lilly before retirement.

- **Performance awards** provide employees shares of Lilly stock if certain Company performance goals are achieved. The awards, normally granted annually, are structured as a schedule of shares of Lilly stock based on the Company's achievement of specific earnings-per-share ("EPS") levels.

In order to retain and motivate employees affected by the compensation changes due to the Prozac patent expiration, executive officers, global management employees, and all U.S. and Puerto Rico employees received a special stock option grant in 2001. The size of the grants was determined based on the recipient's level of responsibility. We also considered the size of grants to individuals in previous years, internal relativity, and comparisons to Peer Group companies. In addition, the timing of annual stock option grants to senior management was moved from December to February, in order to better reflect business results in individual compensation awards and to coincide with the timing of the annual grant to all other members of management.

Due to the loss of Prozac patent protection, the Company did not grant performance awards in 2001.

16

Adjustments for Extraordinary Events. As in the past, we adjusted the financial results on which incentive awards were determined to eliminate the effect of certain accounting adjustments and other extraordinary one-time items. The adjustments ensure that award payments reflect ongoing operating results and are not artificially inflated or deflated due to unusual, one-time events. For example, we made adjustments to eliminate the one-time effect during the 2000-2001 award period of gains on major asset sales and charges for major asset impairments and technology acquisitions resulting in an in-process research and development charge. We also adjusted the reported sales and earnings in 2000 to eliminate the effect of unusual stockpiling of pharmaceuticals by customers in late 1999 in preparation for the Year-2000 computer rollover.

Deductibility Cap on Executive Compensation. Under U.S. federal income tax law, the Company cannot take a tax deduction for certain compensation paid in excess of $1 million to the five executive officers listed below. However, "performance-based compensation," as defined in the tax law, is fully deductible if the programs are approved by shareholders and meet other requirements. Our policy is to qualify our incentive compensation programs for full corporate deductibility whenever feasible and consistent with our overall compensation goals. The Company has taken steps to qualify compensation under the EVA Plan as well as stock options and performance awards under its management stock plans for full deductibility as "performance-based compensation."

Chief Executive Officer Compensation

Mr. Taurel's compensation for 2001 consisted of the same elements as the other senior executives: base salary, EVA bonus, stock options, and performance awards. We reviewed Mr. Taurel's compensation in late 2000 applying the principles outlined above in the same manner as they were applied to the other executives. We compared Company performance with that of the Peer Group companies, including EPS growth, EVA, and total shareholder return. We did not assign these performance measures relative weights but rather made a subjective determination after considering the data collectively. In recognition of his leadership and contribution to the success of the Company, we decided to increase Mr. Taurel's base salary and target bonus for 2001. These increases maintained his competitive position within the broad middle range of the Peer Group.

In 2001, Mr. Taurel received a special stock option grant for 175,000 shares. One-half of the option shares vest after one year and the remainder vest after two years. The size of the grant represents one-half of his previous grant and both the size and vesting schedule of the grant are consistent with the special grant delivered to all management employees. The grant will expire after ten years.

Consistent with all management employees, we did not grant Mr. Taurel a performance award in 2001.

In light of the Company's expected reduction in Prozac sales, Mr. Taurel has requested that the Committee reduce his base salary to $1.00 for the year 2002. The Company will not offset this reduction in salary by any additional compensation, but will preserve his employee benefits at their normal level. Mr. Taurel requested this reduction to demonstrate his confidence in the Company's future results, as well as to set an example for employees.

Compensation Committee

Steven C. Beering, M.D., Chair
George M.C. Fisher
Karen N. Horn, Ph.D.
Alva O. Way

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation (1) | | | |
| | | | | | Awards | | Payouts | |
		Salary ($)	Bonus (2) ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Number of Securities Underlying Options Granted	Long-Term Incentive Plan Payout ($)	All Other Compensation ($)
Sidney Taurel Chairman of the Board, President, and Chief Executive Officer	2001	1,391,100	474,366	269,808		175,000(3)	2,149,000(4)	41,732(5)
	2000	1,300,000	1,487,294	171,492		350,000	3,054,879	78,005
	1999	1,300,000	1,372,887	188,134		350,000	2,581,625	78,005
August M. Watanabe, M.D. Executive Vice President, Science and Technology	2001	820,080	190,669	45,294		60,000(3)	690,750(4)	24,601(5)
	2000	759,540	592,442	29,183		120,000	981,750	45,572
	1999	709,500	510,840	32,566		120,000	1,222,875	42,570
Gerhard N. Mayr Executive Vice President, Pharmaceutical Operations	2001	820,080	190,669	1,610		60,000(3)	690,750(4)	138,917(5)(8)
	2000	711,180	554,710	174,770		120,000	756,766	42,671
	1999	486,750	293,512	1,919,329(6)	871,813(7)	120,000	380,450	29,205
Charles E. Golden Executive Vice President and Chief Financial Officer	2001	789,540	183,569	74,218		60,000(3)	690,750(4)	23,686(5)
	2000	759,540	592,442	38,839		120,000	981,750	45,572
	1999	709,500	510,840	29,368		120,000	1,222,875	42,570
John C. Lechleiter, Ph.D. Executive Vice President, Pharmaceutical Products and Corporate Development	2001	675,000	146,475	42,322		70,000(3)	429,800(4)	72,764(5)(8)
	2000	484,980	327,850	17,233		100,000	611,139	29,098
	1999	439,980	274,551	8,687		80,000	380,450	26,399

(1) The Company's stock plans do not provide for stock appreciation rights. Accordingly, none were granted during the years indicated.

(2) Represents the individual's "declared bonus" under the EVA Plan, based on the Company's actual EVA performance for the year. Under the EVA Plan, a portion of an individual's "declared bonus" may be carried over to subsequent years, depending on the Company's performance. As a result, actual payments with respect to a year may differ from the "declared bonus."

(3) All U.S. and Puerto Rico nonmanagement employees and all global management employees received a one-time grant October 5, 2001, in recognition of compensation reductions over the next two years due to the Company's efforts to control expenses following the Prozac patent expiration. In addition, beginning in 2001, the timing of annual stock option grants to the executive officers was moved from December to the following February, in order to better reflect business results in individual compensation awards and to coincide with the timing of the annual grant to all other members of management. As a result, the annual grant for 2001 was postponed to February 2002.

(4) Amounts paid in Lilly stock (except for amounts paid in cash to satisfy tax withholding requirements) in February 2002 under the performance award program for the period January 1, 2000, through December 31, 2001.

(5) Company contribution to the named individual's account in the Savings Plan. In light of the Prozac patent expiration, the company contributed only the minimum amount required by the Savings Plan in 2001. In 1999 and 2000, the company contribution included an additional discretionary amount reflecting strong business results.

(6) Consists primarily of reimbursement of tax payments required by the United Kingdom related to Mr. Mayr's stock option exercises and compensation associated with his assignment as an expatriate in the United Kingdom. Also includes $165,000 for expenses and allocations related to his relocation from the United Kingdom to the United States and $109,091 for living costs associated with his assignment as an expatriate.

(7) Dividends are paid on this restricted stock. Mr. Mayr has 13,000 shares of restricted stock, valued at $1,021,020 as of December 31, 2001.

(8) The Company contributed $24,601 to Mr. Mayr's Savings Plan account and $20,250 to Dr. Lechleiter's Savings Plan account (see footnote 5). In addition, employees who had participated in the EVA bonus program prior to 1998 received bonus payments for 2001 performance of approximately 75 percent of the target bonus level. For the 2001 performance year only, newer or promoted EVA eligible employees received an additional payment outside the EVA Plan to bring their total payments in line with other participants. As a result, Mr. Mayr received an additional payment of $114,316 and Dr. Lechleiter received an additional payment of $52,514.

Option Shares Granted in the Last Fiscal Year (1)

| | Individual Grants | | | | |
Name	Number of Securities Underlying Options Granted	% of Total Option Shares Granted to Employees in Fiscal Year	Exercise or Base Price Per Share(2)	Expiration Date	Grant Date Present Value(4)
Sidney Taurel	175,000	0.98	$ 79.28	10/04/11(3)	$ 4,851,000
August M. Watanabe, M.D.	60,000	0.34	$ 79.28	10/04/11(3)	$ 1,663,200
Gerhard N. Mayr	60,000	0.34	$ 79.28	10/04/11(3)	$ 1,663,200
Charles E. Golden	60,000	0.34	$ 79.28	10/04/11(3)	$ 1,663,200
John C. Lechleiter, Ph.D.	10,000	0.06	$ 88.40	12/17/10(5)	$ 309,100
	60,000	0.34	$ 79.28	10/04/11(3)	$ 1,663,200

(1) The Company's stock plans do not provide for stock appreciation rights. Accordingly, none were granted in 2001.

(2) Options are granted at the market price of Company common stock on the date of grant.

(3) These options will become exercisable in two equal annual installments: 50 percent on October 4, 2002, and 50 percent on October 3, 2003.

(4) These values were established using the Black-Scholes stock option valuation model. Assumptions used to calculate the grant date present value of option shares granted during 2001 were in accordance with SFAS 123 as follows:

(a) Expected Volatility—The standard deviation of the continuously compounded rates of return calculated on the average daily stock price over a period of time immediately preceding the grant and equal in length to the expected life. The volatility was 33.1 percent.

(b) Risk-Free Interest Rate—The rate available at the time the grant was made on zero-coupon U.S. government issues with a remaining term equal to the expected life. The risk-free interest rate was 4.58 percent.

(c) Dividend Yield—The expected dividend yield was 1.80 percent based on the historical dividend yield over a period of time immediately preceding the grant date equal in length to the expected life of the grant.

(d) Expected Life—The expected life of the grant was seven years, calculated based on the historical expected life of previous grants.

(e) Forfeiture Rate—Under SFAS 123, forfeitures may be estimated or assumed to be zero. The forfeiture rate was assumed to be zero, based on the immateriality of actual calculated forfeiture rates.

(5) These options were granted January 9, 2001, and will become exercisable on December 18, 2003.

Aggregate Option Shares Exercised in Last Fiscal Year
and Fiscal Year-End Option Values (1)

Name	Number of Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised, In-the-Money Options at Fiscal Year-End(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Sidney Taurel	–0–	–0–	1,025,000	875,000	$ 37,050,788.00	$ 4,257,750.00
August M. Watanabe, M.D.	4,500	$272,947.50	292,620	300,000	$ 8,844,435.80	$ 1,459,800.00
Gerhard N. Mayr	–0–	–0–	234,684	300,000	$ 11,784,443.45	$ 1,459,800.00
Charles E. Golden	–0–	–0–	340,000	300,000	$ 10,538,496.00	$ 1,459,800.00
John C. Lechleiter, Ph.D.	7,162	$384,013.09	149,522	250,000	$ 5,117,658.86	$ 973,200.00

(1) The Company's stock plans do not provide for stock appreciation rights. Accordingly, no stock appreciation rights were exercised during 2001 and none were outstanding on December 31, 2001.

(2) Represents the amount by which the market price of Lilly stock exceeded the exercise prices of unexercised options held by the named individuals on December 31, 2001.

Retirement Plan

Pension Plan Table

Average Annual Earnings (Highest 5 of Last 10 Years)	Years of Service							
	15	20	25	30	35	40	45	50
$ 500,000	$ 101,630	$ 135,505	$ 169,380	$ 203,250	$ 237,130	$ 237,130	$ 243,300	$ 270,335
1,000,000	206,950	275,940	344,915	413,905	482,880	482,880	486,610	540,670
1,500,000	312,275	416,365	520,450	624,550	728,640	728,640	729,910	811,010
2,000,000	417,600	556,800	696,000	835,210	974,410	974,410	974,410	1,081,330
2,500,000	511,690	697,235	871,550	1,045,850	1,220,150	1,220,150	1,220,150	1,351,680
3,000,000	628,260	837,670	1,047,085	1,256,500	1,465,920	1,465,920	1,465,920	1,622,005
3,500,000	733,585	978,110	1,222,620	1,467,155	1,711,680	1,711,680	1,711,680	1,892,350
4,000,000	838,910	1,118,545	1,398,170	1,677,805	1,957,430	1,957,430	1,957,430	2,162,675
4,500,000	944,230	1,258,970	1,573,715	1,888,450	2,203,190	2,203,190	2,203,190	2,433,025
5,000,000	1,049,555	1,399,405	1,749,250	2,099,110	2,448,960	2,448,960	2,448,960	2,703,350
5,500,000	1,154,880	1,539,840	1,924,790	2,309,750	2,694,710	2,694,710	2,694,710	2,973,685

The Named Executive Officers will, upon retirement, be eligible for benefits under The Lilly Retirement Plan ("Retirement Plan"). The above table sets forth a range of annual retirement benefits for various levels of average annual earnings and years of service, assuming the employee retires at age 65 with a 50 percent survivor income benefit. The Retirement Plan benefits shown in the table are generally paid as a monthly annuity for the life of the retiree. The amounts shown in the table are not subject to reduction for social security benefits or any other offset amounts, except that the ultimate pension benefits for Mr. Golden will be reduced by the amount of the pension payments he receives from his previous employer. For the purpose of determining the annual benefit from the Pension Plan Table, one calculates the average of the annual earnings for the highest 5 out of the last 10 years of service

("Average Annual Earnings"). Annual earnings covered by the Retirement Plan consist of Salary, Bonus, and Long-Term Incentive Plan Payouts as set forth in the Summary Compensation Table on page 18, but calculated for the amount of Bonus paid (rather than credited) and for the year in which earnings are paid (rather than earned or credited). For purposes of determining benefits under the Retirement Plan, Mr. Taurel is currently credited with 30 years of service, and his current Average Annual Earnings are $4,512,994. Dr. Watanabe is credited with 23 years, and his current Average Annual Earnings are $2,551,053. Mr. Mayr is credited with 33 years, and his current Average Annual Earnings are $1,603,368. Mr. Golden is credited with 32 years, and his current Average Annual Earnings are $2,402,466. Dr. Lechleiter is credited with 22 years, and his current Average Annual Earnings are $1,322,639.

Section 415 of the Internal Revenue Code ("Code") generally places a limit of $160,000 on the amount of annual pension benefits that may be paid at age 65 from a plan such as the Retirement Plan. Under an unfunded plan adopted in 1975, however, the Company will make payments as permitted by the Code to any employee who is a participant in the Retirement Plan in an amount equal to the difference, if any, between the benefits that would have been payable under the plan without regard to the limitations imposed by the Code and the actual benefits payable under the plan as so limited.

Change-in-Control Severance Pay Arrangements

The Company has adopted a change-in-control severance pay program ("Program") covering most employees of the Company and its subsidiaries, including the Company's executive officers. In general, the Program would provide severance payments and benefits for eligible employees and executive officers in the event their employment is terminated under certain circumstances within fixed periods of time following a change in control. A change in control would occur if 15 percent or more of the Company's voting stock were acquired by an entity other than the Company, a subsidiary, an employee benefit plan of the Company, or Lilly Endowment, Inc. There are additional conditions that could result in a change-in-control event. The Program may not be amended by the Board, whether prior to or following a change in control, in any manner adverse to a participant without his or her prior written consent.

Under the portion of the Program covering the Named Executive Officers, each would be entitled to severance payments and benefits in the event that his or her employment is terminated following a change in control (i) without "cause" by the Company; (ii) for "good reason" by the executive officer, each as is defined in the Program; or (iii) for a limited period of time, for any reason by the executive officer. In such case, the executive officer would be entitled to a severance payment equal to three times his or her current annual cash compensation. Additional benefits would include a pension supplement and full and immediate vesting of all stock options and other equity incentives. In the event that any payments made or benefits realized in connection with the change in control would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code as a result of the aggregate compensation payments and benefits made to the individual, under the Program or otherwise, the Company would cover the cost of the excise tax.

Performance Graph

This graph compares the return on Lilly stock with that of the Standard & Poor's 500 Stock Index and our Peer Group* for the years 1997 through 2001. The graph assumes that, on December 31, 1996, a person invested $100 each in Lilly stock, the S&P 500 Stock Index, and the Peer Group's common stock. The graph measures total shareholder return, which takes into account both stock price and dividends. It assumes that dividends paid by a company are reinvested in that company's stock.

Comparison of Five-Year Cumulative Total Return Among Lilly, S&P 500 Stock Index, and Peer Group*



| | Fiscal Years Ended December 31 | | | | | |
	1996	1997	1998	1999	2000	2001
Lilly	$ 100.00	$ 193.34	$ 249.57	$ 189.17	$ 268.13	$229.58
S&P 500	100.00	$ 133.32	$ 171.34	$ 207.34	$ 188.46	$166.12
Peer Group	100.00	$ 150.21	$ 222.00	$ 193.20	$ 250.64	$214.46

* We constructed the Peer Group as the industry index for this graph. It comprises the 9 companies in the pharmaceutical industry that we use to benchmark compensation of executive officers. The companies are Abbott Laboratories; American Home Products Corporation; Bristol-Myers Squibb Company; Glaxo SmithKline (including the results of SmithKline Beecham plc up to the time of its merger with Glaxo Holdings plc); Johnson & Johnson; Merck & Co.; Pfizer, Inc. (including the results of Warner Lambert Company up to the time of its merger with Pfizer); Pharmacia Corporation; and Schering-Plough Corporation.

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Ownership of Company Stock

Common Stock Ownership by Directors and Executive Officers

The following table sets forth the number of shares of Company common stock beneficially owned by the directors, the Named Executive Officers, and all directors and executive officers as a group, as of February 1, 2002.

Name of Individual or Identity of Group	Shares Owned Beneficially(1)
Steven C. Beering, M.D.	24,368
Winfried F. W. Bischoff	3,410
Martin S. Feldstein, Ph.D.	1,000
George M. C. Fisher	12,509
Alfred G. Gilman, M.D., Ph.D.	6,517
Charles E. Golden	38,890(2)
Karen N. Horn, Ph.D.	19,589
John C. Lechleiter, Ph.D.	102,359(3)
Gerhard N. Mayr	99,939(4)
Franklyn G. Prendergast, M.D., Ph.D.	11,381
Kathi P. Seifert	9,604
Sidney Taurel	716,171(5)
August M. Watanabe, M.D.	506,912(6)
Alva O. Way	30,860
All directors and executive officers as a group (16 persons)	1,848,494

(1) Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting and sole investment power with respect to the shares shown in the table to be owned by that person. The shares shown do not include the following shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 1, 2002: Mr. Golden, 340,000 shares; Dr. Lechleiter, 149,522, shares; Mr. Mayr, 234,684 shares; Mr. Taurel, 1,025,000 shares; Dr. Watanabe, 292,620 shares; and all directors and executive officers as a group, 2,715,722 shares. The shares shown include, in the case of employees of the Company, shares credited to the accounts of the employees under the Savings Plan. In the case of nonemployee directors, the shares shown above include the following shares credited to the directors' accounts under the Lilly Directors' Deferral Plan: Dr. Beering, 21,833; Mr. Bischoff, 1,410; Dr. Feldstein, 0; Mr. Fisher, 2,509; Dr. Gilman, 6,517; Ms. Horn, 17,534; Dr. Prendergast, 11,382; Ms. Seifert, 7,073; and Mr. Way, 30,860. See page 14 for a description of that plan. No person listed in the table owns more than 0.0637 percent of the outstanding common stock of the Company. All directors and executive officers as a group own 0.164 percent of the outstanding common stock of the Company.

(2) The shares shown for Mr. Golden include 759 shares credited to his account under the Savings Plan.

(3) The shares shown for Dr. Lechleiter include 10,346 shares credited to his account under the Savings Plan and 9,320 shares that are owned by a family foundation for which he is a director. Dr. Lechleiter has shared voting power and shared investment power over the shares held by the foundation.

(4) The shares shown for Mr. Mayr include 9,079 shares credited to his account under the Savings Plan.

(5) The shares shown for Mr. Taurel include 13,790 shares credited to his account under the Savings Plan.

(6) The shares shown for Dr. Watanabe include 4,160 shares credited to his account under the Savings Plan and 398 shares that are owned by a family foundation for which he is a director. Dr. Watanabe has shared voting power and shared investment power over the shares held by the foundation.

Principal Holders of Stock

To the best of the Company's knowledge, the only beneficial owner of more than 5 percent of the outstanding shares of the Company's common stock is Lilly Endowment, Inc. (the "Endowment"). The following table sets forth information regarding this ownership:

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Lilly Endowment, Inc. 2801 North Meridian Street Indianapolis, Indiana 46208	160,760,804	14.30

The Endowment's holdings are shown as of February 1, 2002. The Endowment has sole voting and sole investment power with respect to its shares. The Board of Directors of the Endowment is composed of Mr. Thomas M. Lofton, Chairman; Mr. N. Clay Robbins, President; Mrs. Mary K. Lisher; Drs. Otis R. Bowen, William G. Enright and Earl B. Herr, Jr.; and Messrs. Daniel P. Carmichael, Eli Lilly II, and Eugene F. Ratliff. Each of the directors is a shareholder of the Company.

Items of Business To Be Acted Upon at the Meeting

Item 1. Election of Directors

Under the Company's Articles of Incorporation, the Board of Directors is divided into three classes with approximately one-third of the directors standing for election each year. The term for directors elected this year will expire at the Annual Meeting of Shareholders held in 2005. Each of the nominees listed below has agreed to serve that term. If any director is unable to stand for election, the Board may, by resolution, provide for a lesser number of directors or designate a substitute. In the latter event, shares represented by proxies may be voted for a substitute director.

The Board of Directors recommends that you vote FOR each of the following nominees:

- George M. C. Fisher
- Alfred G. Gilman, M.D., Ph.D.
- Karen N. Horn, Ph.D.
- August M. Watanabe, M.D.

Biographical information about these nominees can be found on pages 5-6 of this Proxy Statement.

Item 2. Proposal To Ratify the Appointment of Principal Independent Auditors

The Board of Directors, on the recommendation of the Audit Committee, has appointed the firm of Ernst & Young LLP as principal independent auditors for the Company for the year 2002. In accordance with the By-laws, this appointment is being submitted to the shareholders for ratification. Ernst & Young served as the principal independent auditors for the Company in 2001. Representatives of Ernst & Young are expected to be present at the Annual Meeting and will be available to respond to appropriate questions. Those representatives will have the opportunity to make a statement if they wish to do so.

The Board recommends that you vote FOR ratifying the appointment of Ernst & Young LLP as principal independent auditors for 2002.

Item 3. Proposed 2002 Lilly Stock Plan

Stock incentive plans have been an integral part of the Company's compensation programs for more than 50 years. The Board believes these plans enable the Company to attract and retain top talent and align the interests of employees with those of shareholders through increased employee stock ownership. Therefore, the Board of Directors has adopted, subject to shareholder approval, the 2002 Lilly Stock Plan ("2002 Plan"). **The Board recommends that you vote FOR approval of the 2002 Lilly Stock Plan.**

The Board adopted the 2002 Plan at this time because approximately 4,000,000 shares of the Company's common stock remain available for future grants under the current stock plan, the 1998 Lilly Stock Plan. The 2002 Plan, which is similar to the 1998 Plan it will replace, will become effective upon approval by the shareholders. Immediately after that approval, the Board will terminate the 1998 Plan and any unused shares from that plan will be added to the 2002 Plan as described below under "Shares Subject to Plan."

Under the 2002 Plan all employees of the Company, including officers, are eligible to participate. Currently approximately 41,000 employees, including seven executive officers, are eligible to participate. The number of eligible employees and grantees will vary from year to year. The Compensation Committee of the Board (the "Committee") may make grants to officers and employees in its discretion. The 2002 Plan is designed to maximize the deductibility of stock options and performance awards under section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

The Board may grant stock options under the 2002 Plan to nonemployee directors. There are currently nine nonemployee directors, although the number may vary from year to year.

The principal features of the Plan are summarized below. The Summary is qualified in its entirety by reference to the full text of the 2002 Plan, which is attached to this Proxy Statement as an Appendix.

Shares Subject to Plan

Subject to adjustment as described below, the maximum number of shares of Lilly Stock that may be issued or transferred for grants under the 2002 Plan is the sum of:
• 80,000,000 shares;
• any shares in the 1998 Plan that are not granted at the time that plan terminates (approximately 4,000,000 as of March 4, 2002);
• any shares subject to grants under the 2002 Plan or prior shareholder-approved stock plans (the 1989, 1994 and 1998 Lilly Stock Plans) that are not issued or transferred due to termination, lapse, or forfeiture of the grant; and
• any shares exchanged by grantees as full or partial payment to the Company of the exercise price of stock options granted under the 2002 Plan or prior shareholder-approved stock plans.

In the event of a stock split, stock dividend, spin-off or other relevant change affecting Lilly Stock, the Committee (or in the case of grants to nonemployee directors, the Board) may adjust the number of shares available for grants and the number of shares and price under outstanding grants made before the event.

Grants to Employees

Stock Options. The Committee may grant nonqualified options, incentive stock options ("ISOs"), or other tax-favored stock options under the Code. The Committee establishes the option price, which may not be less than 100 percent of the fair market value of the stock on the date of grant. Options may not be repriced. The Committee also establishes the vesting date and the term of the option, subject to a maximum term of 11 years (10 years in the case of ISOs). The option price may be satisfied in cash or, if permitted by the Committee, by delivering to the Company previously-owned Lilly Stock having a fair market value equal to the option price. No grantee may receive options for more than 2,500,000 shares under the 2002 Plan in any period of three consecutive calendar years.

Performance Awards. The Committee may grant performance awards under which payment would be made in shares of Lilly Stock, cash, or both if the financial performance of the Company or a subsidiary, division, or other unit of the Company ("Business Unit") selected by the Committee meets certain financial goals during an award period. A maximum of 18,000,000 shares may be issued under the 2002 Plan in the form of performance awards. The financial goals are established by the Committee at the beginning of the award period and are limited to earnings per share, net income, divisional income, net sales, divisional sales, EVA, Market Value Added ("MVA"), or any of the foregoing before the effect of acquisitions, divestitures, accounting changes, and restructuring and special charges. The financial goals may also include total shareholder return or Lilly Stock price goals. EVA is after-tax operating profit less the annual total cost of capital. MVA is the difference between a company's fair market value, as reflected primarily in its stock price, and the economic book value of capital employed. The Committee also establishes the award period (four or more consecutive fiscal quarters), the maximum payment value of an award, and the minimum financial performance required before a payment is made.

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Awards may be denominated either in shares of Lilly Stock ("Stock Performance Awards") or in dollar amounts ("Dollar Performance Awards"). The maximum number of shares that may be received by an individual in payment of Stock Performance Awards in any calendar year is 100,000. As to Dollar Performance Awards, the maximum payment to an individual in any calendar year is $8,000,000. The Committee can elect to pay cash in lieu of part or all of the shares of Lilly Stock payable under an award, and such cash payment shall be deemed a payment of shares (based on the market value of Lilly Stock on the payment date) for purposes of determining compliance with the maximum payment limitation for Stock Performance Awards. In order to receive payment, a grantee must remain employed by the Company to the end of the award period, except that the Committee may make complete or partial exceptions to that rule. The Committee may impose additional conditions on a grantee's entitlement to receive payment under a performance award.

At any time prior to payment, the Committee can adjust awards for the effect of unforeseen events that have a substantial effect on the performance goals and would otherwise make application of the performance goals unfair. However, the Committee may not increase the amount that would otherwise be payable to individuals who are subject to Section 162(m) of the Code.

Restricted Stock Grants. The Committee may also issue or transfer shares under a restricted stock grant. A maximum of 3,000,000 shares may be issued under the 2002 Plan in the form of restricted stock grants. The grant will set forth a restriction period during which the shares may not be transferred. If the grantee's employment terminates during the restriction period, the grant terminates and the shares are returned to the Company. However, the Committee can provide complete or partial exceptions to that requirement as it deems equitable. If the grantee remains employed beyond the end of the restriction period, the restrictions lapse and the shares become freely transferable.

Stock Option Grants to Outside Directors

The Board may grant nonqualified options to nonemployee directors. The Board establishes the option price, which may not be less than 100 percent of the fair market value of the stock on the date of grant. Options may not be repriced. The vesting period and term of the option are also established by the Board, subject to a maximum term of 10 years. The option price may be satisfied in cash or, if permitted by the Board, by delivering to the Company previously-owned Lilly Stock having a fair market value equal to the option price.

As to grants to nonemployee directors, the 2002 Plan will be administered by the full Board. The Board will select persons to receive stock option grants from among the nonemployee directors, determine the number of shares to be awarded, and set the terms of the grants.

U.S. Federal Income Tax Consequences of Stock Options

The grant of a stock option will not result in taxable income at the time of grant for the grantee or the Company. The grantee will have no taxable income upon exercising an ISO (except that the alternative minimum tax may apply), and the Company will receive no deduction when an ISO is exercised. Upon exercising a nonqualified stock option, the grantee will recognize ordinary income in the amount by which the fair market value exceeds the option price; the Company will be entitled to a deduction for the same amount. The treatment to a grantee of a disposition of shares acquired through the exercise of an option depends on how long the shares are held and on whether the shares were acquired by exercising an ISO or a nonqualified stock option. Generally, there will be no tax consequence to the Company when shares acquired under an option are disposed of except that the Company may be entitled to a deduction if shares acquired upon exercise of an ISO are disposed of before the applicable ISO holding periods have been satisfied.

Authority of Committee

The 2002 Plan will be administered and interpreted by the Committee, each member of which must be a "nonemployee" director within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 and an "outside director" within the meaning of section 162(m) of the Code. The Committee will select persons to receive grants from among the eligible employees, determine the type of grants and number of shares to be awarded to grantees, and set the terms and conditions of the grants. The Committee may establish rules for administration of the Plan and may delegate authority to others for Plan administration, subject to limitations imposed by Rule 16b-3, section 162(m) of the Code, and state law.

As to grants to nonemployee directors, the Board shall have the same authority to administer and interpret the 2002 Plan that the Committee has for grants to officers and employees.

Other Information

The 2002 Plan remains effective until terminated by the Board or until all shares in the Plan have been granted. The Board may amend the 2002 Plan as it deems advisable, except that shareholder approval is required for any amendment that would (i) allow the repricing of stock options below the original option price, (ii) allow the grant of stock options at an option price below fair market value of Lilly Stock on the date of grant, (iii) increase the number of shares authorized for issuance or transfer, or (iv) increase any of the various maximum limits established for stock options, performance awards, and restricted stock.

The Committee may provide in the grant agreement, or by subsequent action, that the following shall occur in the event of a Change in Control (as defined in Article 10 of the 2002 Plan), in order to preserve all of the grantee's rights: (i) any outstanding stock option not already vested shall become immediately exercisable; (ii) any restriction periods on restricted stock grants shall immediately lapse; and (iii) outstanding performance awards will be vested and paid out on a prorated basis, based on the maximum award opportunity and the number of months elapsed compared to the total number of months in the award period.

The Committee has made no determinations as to any grants or awards under the 2002 Plan. For the 2001-2002 period, performance awards were granted under the 1998 Plan as follows:

Group	Minimum	Aggregate Number of Shares	
		Target	Maximum
Sidney Taurel	0	28,000	56,000
August M. Watanabe, M.D.	0	9,000	18,000
Gerhard N. Mayr	0	9,000	18,000
Charles E. Golden	0	9,000	18,000
John C. Lechleiter, Ph.D.	0	8,000	16,000
Executive officers (seven persons)	0	75,900	151,800
Nonexecutive officer employees	0	745,625	1,491,250

During 2001, stock options were granted under the 1998 Plan to the Named Executive Officers as set forth in the table on page 19 entitled "Option Shares Granted in Last Fiscal Year." Also during 2001, the Committee granted stock options under the 1998 Plan for 525,000 shares to all executive officers as a group at various option prices ranging from $79.28 to $88.405. The Committee also granted a total of 17,325,700 shares to nonexecutive officer employees at various option prices ranging from $73.98 to $88.405 per share.

In 2001, the Committee granted a total of 55,300 shares of restricted stock under the 1998 Plan to eleven employees, none of whom were executive officers.

During 2001, the Board granted stock options for 2,800 shares to each of the nine non-employee directors at an exercise price of $73.98 per share.

The closing price of Lilly Stock on the New York Stock Exchange on February 15, 2002, was $76.39 per share.

Other Matters

Section 16(a) Beneficial Ownership Reporting Compliance

Under Securities and Exchange Commission rules, our directors and executive officers are required to file with the Securities and Exchange Commission reports of holdings and changes in beneficial ownership of Lilly stock. We have reviewed copies of reports provided for the Company, as well as other records and information. Based on that review, we concluded that all reports were timely filed.

Other Information Regarding the Company's Proxy Solicitation

We will pay all expenses in connection with our solicitation of proxies. We will pay brokers, nominees, fiduciaries, or other custodians their reasonable expenses for sending proxy material to, and obtaining instructions from, persons for whom they hold stock of the Company. We expect to solicit proxies primarily by mail, but directors, officers, and other employees of the Company may also solicit in person or by telephone, telefax, or electronic mail. We have retained Georgeson Shareholder Communications Inc., to assist in the distribution and solicitation of proxies. Georgeson may solicit proxies by personal interview, telephone, telefax, mail, and electronic mail. We expect that the fee for those services will not exceed $17,000 plus reimbursement of customary out-of-pocket expenses.

By order of the Board of Directors,

Alecia A. DeCoudreaux
Secretary
March 4, 2002

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Appendix

2002 Lilly Stock Plan

The 2002 Lilly Stock Plan ("2002 Plan") authorizes the Board of Directors of Eli Lilly and Company ("Board") and the Compensation Committee of the Board, as applicable, to provide officers and other employees of Eli Lilly and Company and its subsidiaries and nonemployee directors of Eli Lilly and Company ("Nonemployee Directors") with certain rights to acquire shares of Eli Lilly and Company common stock ("Lilly Stock"). The Company believes that this incentive program will benefit the Company's shareholders by allowing the Company to attract, motivate, and retain employees and directors and by providing those employees and directors stock-based incentives to strengthen the alignment of interests between those persons and the shareholders. For purposes of the 2002 Plan, the term "Company" shall mean Eli Lilly and Company and its subsidiaries, unless the context requires otherwise.

1. Administration.

(a) *Grants to Eligible Employees.* With respect to Grants to Eligible Employees (as those terms are defined in Sections 2 and 3(a), respectively), the 2002 Plan shall be administered and interpreted by the Compensation Committee of the Board consisting of not less than two persons appointed by the Board from among its members. A person may serve on the Compensation Committee for purposes of administration and interpretation of the 2002 Plan only if he or she (i) is a "Nonemployee Director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and (ii) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee may, subject to the provisions of the 2002 Plan, from time to time establish such rules and regulations and delegate such authority to administer the 2002 Plan as it deems appropriate for the proper administration of the Plan, except that no such delegation shall be made in the case of awards intended to be qualified under Rule 16b-3 of the 1934 Act or Section 162(m) of the Code. The decisions of the Compensation Committee or its authorized designees (the "Committee") shall be made in its sole discretion and shall be final, conclusive, and binding with respect to the interpretation and administration of the 2002 Plan and any Grant made under it.

(b) *Grants to Nonemployee Directors.* With respect to Stock Option Grants made to Nonemployee Directors pursuant to Section 8, the Board shall serve to administer and interpret the 2002 Plan and any such Grants, and all duties, powers and authority given to the Committee in subsection (a) above or elsewhere in the 2002 Plan in connection with Grants to Eligible Employees shall be deemed to be given to the Board in its sole discretion in connection with Stock Option Grants to Nonemployee Directors.

2. Grants.

Incentives under the 2002 Plan shall consist of incentive stock options or other forms of tax-qualified stock options under the Code, nonqualified stock options, performance awards, and restricted stock grants (collectively, "Grants"). The Committee shall approve the form and provisions of each Grant to Eligible Employees and the Board shall approve the form and provisions of each Stock Option Grant to Nonemployee Directors. All Grants shall be subject to the terms and conditions set out herein and to such other terms and conditions consistent with the 2002 Plan as the Committee or Board, as applicable, deems appropriate. Grants under a particular section of the 2002 Plan need not be uniform and Grants under two or more sections may be combined in one instrument. The Committee shall determine the fair market value of Lilly Stock for purposes of the 2002 Plan.

3. Eligibility for Grants.

(a) *Grants to Eligible Employees.* Grants may be made to any employee of the Company, including a person who is also a member of the Board of Directors ("Eligible Employee"). The Committee shall select the persons to receive Grants ("Grantees") from among the Eligible Employees and determine the number of shares subject to any particular Grant.

(b) *Grants to Nonemployee Directors.* Grants of Stock Options may be made to any member of the Board who is not an employee of the Company (a "Nonemployee Director"). The Board shall select the persons who will receive Stock Options ("Grantees") from among the Nonemployee Directors and determine the number of shares subject to any particular Stock Option.

4. Shares Available for Grant.

(a) *Shares Subject to Issuance or Transfer.* Subject to adjustment as provided in Section 4(b), the aggregate number of shares of Lilly Stock that may be issued or transferred under the 2002 Plan shall be the sum of the following amounts:

  (i)   80,000,000 shares;

  (ii) Any shares of Lilly Stock subject to an award hereunder or under the 1989, 1994 or 1998 Lilly Stock Plans (the "Prior Shareholder-Approved Plans") which, after the effective date of the 2002 Plan, are not purchased or awarded under a Stock Option or Performance Award due to termination, lapse, or forfeiture, or which are forfeited under a Restricted Stock Grant;

  (iii) Upon the termination or expiration of the 1998 Lilly Stock Plan, any shares of Lilly Stock that remained available for grant under that plan at the time of termination or expiration; and

  (iv) The number of shares of Lilly Stock exchanged by a Grantee as full or partial payment to the Company of the exercise price of a Stock Option that was granted hereunder or under a Prior Shareholder-Approved Plan.

The shares may be authorized but unissued shares or treasury shares.

(b) *Adjustment Provisions.* If any subdivision or combination of shares of Lilly Stock or any stock dividend, reorganization, recapitalization, or consolidation or merger with Eli Lilly and Company as the surviving corporation occurs, or if additional shares or new or different shares or other securities of the Company or any other issuer are distributed with respect to the shares of Lilly Stock through a spin-off or other extraordinary distribution, the Committee shall make such adjustments as it determines appropriate in the number of shares of Lilly Stock that may be issued or transferred in the future under Sections 4(a), 5(f) and (g), 6(f), and 7(e). The Committee shall also adjust as it determines appropriate the number of shares and Option Price in outstanding Grants made before the event.

5. Stock Option Grants to Eligible Employees.

The Committee may grant to Eligible Employees options qualifying as incentive stock options under the Code ("Incentive Stock Options"), other forms of tax-favored stock options under the Code, and nonqualified stock options (collectively, "Stock Options"). The Committee shall determine the terms and conditions applicable to Stock Options granted to Eligible Employees consistent with the following:

(a) *Option Price.* The Committee shall determine the price or prices at which Lilly Stock may be purchased by the Grantee under a Stock Option ("Option Price") which shall be not less than the fair

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market value of Lilly Stock on the date the Stock Option is granted (the "Grant Date"). In the Committee's discretion, the Grant Date of a Stock Option may be established as the date on which Committee action approving the Stock Option is taken or any later date specified by the Committee. Once established, the Option Price may not be reduced except in the case of adjustments under Section 4(b).

(b) *Option Exercise Period.* The Committee shall determine the option exercise period of each Stock Option. The period shall not exceed ten years from the Grant Date in the case of an Incentive Stock Option, and eleven years in the case of any other Stock Option.

(c) *Exercise of Option.* A Stock Option will be deemed exercised by a Grantee upon delivery of (i) a notice of exercise to the Company or its representative as designated by the Committee, and (ii) accompanying payment of the Option Price if the Stock Option requires such payment at the time of exercise. The notice of exercise, once delivered, shall be irrevocable.

(d) *Satisfaction of Option Price.* A Stock Option may require payment of the Option Price upon exercise or may specify a period not to exceed 30 days following exercise within which payment must be made ("Payment Period"). The Grantee shall pay or cause to be paid the Option Price in cash, or with the Committee's permission, by delivering (or providing adequate evidence of ownership of) shares of Lilly Stock already owned by the Grantee and having a fair market value on the date of exercise equal to the Option Price, or a combination of cash and such shares. If the Grantee fails to pay the Option Price within the Payment Period, the Committee shall have the right to take whatever action it deems appropriate, including voiding the option exercise or voiding that part of the Stock Option for which payment was not timely received. The Company shall not deliver shares of Lilly Stock upon exercise of a Stock Option until the Option Price and any required withholding tax are fully paid.

(e) *Share Withholding.* With respect to any Stock Option, the Committee may, in its discretion and subject to such rules as the Committee may adopt, permit or require the Grantee to satisfy, in whole or in part, any withholding tax obligation which may arise in connection with the exercise of the nonqualified option by having the Company withhold shares of Lilly Stock having a fair market value equal to the amount of the withholding tax.

(f) *Limits on Individual Grants.* No individual Grantee may be granted Stock Options under the 2002 Plan for more than 2,500,000 shares of Lilly Stock in any period of three consecutive calendar years.

(g) *Limits on Incentive Stock Options.* The aggregate fair market value of the stock covered by Incentive Stock Options granted under the 2002 Plan or any other stock option plan of the Company or any subsidiary or parent of the Company that become exercisable for the first time by any employee in any calendar year shall not exceed $100,000 (or such other limit as may be established by the Code). The aggregate fair market value for this purpose will be determined at the Grant Date. An Incentive Stock Option shall not be granted to any Eligible Employee who, on the Grant Date, owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any subsidiary or parent of the Company. Not more than 60,000,000 shares of Lilly Stock may be issued or transferred under the 2002 Plan in the form of Incentive Stock Options.

6. Performance Awards to Eligible Employees.

The Committee may grant to Eligible Employees Performance Awards, which shall be denominated at the time of grant either in shares of Lilly Stock ("Stock Performance Awards") or in dollar amounts ("Dollar Performance Awards"). Payment under a Stock Performance Award or a Dollar Performance Award shall be made, at the discretion of the Committee, in shares of Lilly Stock ("Performance Shares"), or in cash or in any combination thereof, if the financial performance of the Company or any subsidiary, division, or other unit of the Company ("Business Unit") selected by the Committee meets certain financial goals established by the Committee for the Award Period. The following provisions are applicable to Performance Awards:

(a) *Award Period.* The Committee shall determine and include in the Grant the period of time (which shall be four or more consecutive fiscal quarters) for which a Performance Award is made ("Award Period"). Grants of Performance Awards need not be uniform with respect to the length of the Award Period. Award Periods for different Grants may overlap. A Performance Award may not be granted for a given Award Period after one half (1/2) or more of such period has elapsed, or in the case of an Award intended to be qualified under Section 162(m) of the Code, after 90 days or more of such period has elapsed.

(b) *Performance Goals and Payment.* Before a Grant is made, the Committee shall establish objectives ("Performance Goals") that must be met by the Business Unit during the Award Period as a condition to payment being made under the Performance Award. The Performance Goals, which must be set out in the Grant, are limited to earnings per share; divisional income; net income; return on equity; sales; divisional sales; economic value added (EVA); market value added (MVA); any of the foregoing before the effect of acquisitions, divestitures, accounting changes, and restructuring and special charges (determined according to criteria established by the Committee at or within 90 days after the time of grant); total shareholder return; or stock price goals. The Committee shall also set forth in the Grant the number of Performance Shares or the amount of payment to be made under a Performance Award if the Performance Goals are met or exceeded, including the fixing of a maximum payment (subject to Section 6(f)).

(c) *Computation of Payment.* After an Award Period, the financial performance of the Business Unit during the period shall be measured against the Performance Goals. If the minimum Performance Goals are not met, no payment shall be made under a Performance Award. If the minimum Performance Goals are met or exceeded, prior to payment the Committee shall certify that fact in writing and certify the number of Performance Shares or the amount of payment to be made under a Performance Award in accordance with the grant for each Grantee. The Committee, in its sole discretion, may elect to pay part or all of the Performance Award in cash in lieu of issuing or transferring Performance Shares. The cash payment shall be based on the fair market value of Lilly Stock on the date of payment (subject to Section 6(f)). The Company shall promptly notify each Grantee of the number of Performance Shares and the amount of cash, if any, he or she is to receive.

(d) *Revisions for Significant Events.* At any time before payment is made, the Committee may revise the Performance Goals and the computation of payment if unusual events occur during an Award Period which have a substantial effect on the Performance Goals and which in the judgment of the Committee make the application of the Performance Goals unfair unless a revision is made; *provided, however,* that no such revision shall be permissible with respect to a Performance Award intended to qualify for exemption under Section 162(m) of the Code, except that the Committee (i) may provide in the terms of any such Performance Award that revisions to the Performance Goals shall be made on a non-discretionary basis upon the occurrence of one or more specific objective events, the occurrence of which are substantially uncertain at the time of grant, and (ii) may in its discretion make a revision with respect to such Performance Award that results in a lesser payment than would have occurred without the revision or in no payment at all.

(e) *Requirement of Employment.* To be entitled to receive payment under a Performance Award, a Grantee must remain in the employment of the Company to the end of the Award Period, except that the Committee may provide for partial or complete exceptions to this requirement as it deems equitable in its sole discretion, consistent with maintaining the exemption under Section 162(m) of the Code. The Committee may impose additional conditions on the Grantee's entitlement to receive payment under a Performance Award.

(f) *Maximum Payments.*

   (i) No individual may receive Performance Award payments in respect of Stock Performance Awards in excess of 100,000 shares of Lilly Stock in any calendar year or payments in

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respect of Dollar Performance Awards in excess of $8,000,000 in any calendar year. For purposes of determining the maximum payment under this subsection, payment in cash of all or part of a Stock Performance Award will be deemed an issuance of the number of shares with respect to which such cash payment is made. No individual may receive both a Stock Performance Award and a Dollar Performance Award for the same Award Period.

(ii) Not more than 18,000,000 shares of Lilly Stock may be issued or transferred under the 2002 Plan in the form of Performance Awards.

7. Restricted Stock Grants to Eligible Employees.

The Committee may issue or transfer shares of Lilly Stock to an Eligible Employee under a Restricted Stock Grant. Upon the issuance or transfer, the Grantee shall be entitled to vote the shares and to receive any dividends paid. The following provisions are applicable to Restricted Stock Grants:

(a) *Requirement of Employment.* If the Grantee's employment terminates during the period designated in the Grant as the "Restriction Period," the Restricted Stock Grant terminates and the shares immediately revert to the Company. However, the Committee may provide for partial or complete exceptions to this requirement as it deems equitable.

(b) *Restrictions on Transfer.* During the Restriction Period, a Grantee may not sell, assign, transfer, pledge, or otherwise dispose of the shares of Lilly Stock except to a Successor Grantee under Section 11(a). Each certificate for shares issued or transferred under a Restricted Stock Grant shall be held in escrow by the Company until the expiration of the Restriction Period.

(c) *Withholding Tax.* Before delivering the certificate for shares of Lilly Stock to the Grantee, Lilly may require the Grantee to pay to the Company any required withholding tax. The Committee may, in its discretion and subject to such rules as the Committee may adopt, permit or require the Grantee to satisfy, in whole or in part, any withholding tax requirement by having the Company withhold shares of Lilly Stock from the Grant having a fair market value equal to the amount of the withholding tax. In the event the Grantee fails to pay the withholding tax within the time period specified in the Grant, the Committee may take whatever action it deems appropriate, including withholding or selling sufficient shares from the Grant to pay the tax and assessing interest or late fees to the Grantee.

(d) *Lapse of Restrictions.* All restrictions imposed under the Restricted Stock Grant shall lapse (i) upon the expiration of the Restriction Period if all conditions stated in Sections 7(a), (b), and (c) have been met or (ii) as provided under Section 10(a)(ii). The Grantee shall then be entitled to delivery of the certificate.

(e) *Total Number of Shares Granted.* Not more than 3,000,000 shares of Lilly Stock may be issued or transferred under the 2002 Plan in the form of Restricted Stock Grants.

8. Stock Option Grants to Nonemployee Directors

The Board may grant Stock Options to Nonemployee Directors and may determine the terms and conditions applicable to such Stock Options consistent with the following provisions:

(a) *Option Price.* The Board shall determine the price or prices at which Lilly Stock may be purchased by the Nonemployee Director under a Stock Option ("Option Price") which shall be not less than the fair market value of Lilly Stock on the date the Stock Option is granted (the "Grant Date"). In the Board's discretion, the Grant Date of a Stock Option may be established as the date on which Board action approving the Stock Option is taken or any later date specified by the Board. Once established, the Option Price may not be reduced except in the case of adjustments under Section 4(b).

(b) *Option Exercise Period.* The Board shall determine the option exercise period of each Stock Option. The period shall not exceed ten years from the Grant Date. Unless the Board shall otherwise expressly provide in a Stock Option agreement, in the event a Grantee's service on the Board is terminated, any Stock Option held by such Grantee shall remain exercisable for five years after such termination (or until the end of the option exercise period, if earlier). In the event a Nonemployee Director is removed from the Board for "cause" (as determined in accordance with applicable state law and the Articles of Incorporation of Lilly), any Stock Option held by that Nonemployee Director shall terminate immediately.

(c) *Exercise of Option.* A Stock Option will be deemed exercised by a Nonemployee Director upon delivery of (i) a notice of exercise to Lilly or its representative as designated by the Board, and (ii) accompanying payment of the Option Price if the Stock Option requires such payment at the time of exercise. The notice of exercise, once delivered, shall be irrevocable.

(d) *Satisfaction of Option Price.* A Stock Option may require payment of the Option Price upon exercise or may specify a period not to exceed 30 days following exercise within which payment must be made ("Payment Period"). The Grantee shall pay or cause to be paid the Option Price in cash, or with the Board's permission, by delivering (or providing adequate evidence of ownership of) shares of Lilly Stock already owned by the Grantee and having a fair market value on the date of exercise equal to the Option Price, or a combination of cash and such shares. If the Grantee fails to pay the Option Price within the Payment Period, the Board shall have the right to take whatever action it deems appropriate, including voiding the option exercise or voiding that part of the Stock Option for which payment was not timely received. Lilly shall not deliver shares of Lilly Stock upon exercise of a Stock Option until the Option Price and any required withholding tax are fully paid.

9. Amendment and Termination of the 2002 Plan.

(a) *Amendment.* The Board may amend or terminate the 2002 Plan, but no amendment shall (i) allow the repricing of Stock Options at a price below the original Option Price; (ii) allow the grant of Stock Options at an Option Price below the fair market value of Lilly Stock on the Grant Date; (iii) increase the number of shares authorized for issuance or transfer pursuant to Sections 4(a), 6(f)(ii), or 7(e); or (iv) increase the maximum limitations on the number of shares subject to Grants imposed under Sections 5(f), 5(g), or 6(f)(i), unless in any case such amendment receives approval of the shareholders of the Company.

(b) *Termination of 2002 Plan; Resubmission to Shareholders.* The 2002 Plan shall remain in effect until terminated the Board. To the extent required under Section 162(m) of the Code, the material terms of the 2002 Plan will be submitted to the shareholders of the Company for reapproval not later than the annual meeting of shareholders that occurs in 2007 if the Plan has not been terminated at that time.

(c) *Termination and Amendment of Outstanding Grants.* A termination or amendment of the 2002 Plan that occurs after a Grant is made shall not result in the termination or amendment of the Grant unless the Grantee consents or unless the Committee acts under Section 11 (e). The termination of the 2002 Plan shall not impair the power and authority of the Committee with respect to outstanding Grants. Whether or not the 2002 Plan has terminated, an outstanding Grant may be terminated or amended under Section 11(e) or may be amended (i) by agreement of the Company and the Grantee consistent with the 2002 Plan or (ii) by action of the Committee provided that the amendment is consistent with the 2002 Plan and is found by the Committee not to impair the rights of the Grantee under the Grant.

10. Change in Control.

(a) *Effect on Grants.* The Committee may provide in the agreement relating to a Grant or at any later date, that upon the occurrence of a Change in Control (as defined below) the following shall occur:

(i) In the case of Stock Options, each outstanding Stock Option that is not then fully exercisable shall automatically become fully exercisable and shall remain so for the period permitted in the agreement relating to the Grant;

(ii) The Restriction Period on all outstanding Restricted Stock Grants shall automatically expire and all restrictions imposed under such Restricted Stock Grants shall immediately lapse; and

(iii) Each Grantee of a Performance Award for an Award Period that has not been completed at the time of the Change in Control shall be deemed to have earned a minimum Performance Award equal to the product of (y) such Grantee's maximum award opportunity for such Performance Award, and (z) a fraction, the numerator of which is the number of full and partial months that have elapsed since the beginning of such Award Period to the date on which the Change in Control occurs, and the denominator of which is the total number of months in such Award Period; *provided, however,* that nothing in this subsection shall prejudice the right of the Grantee to receive a larger payment under such Performance Award pursuant to the terms of the Award or under any other plan of the Company.

(b) *Change in Control.* For purposes of the 2002 Plan, a Change in Control shall mean the happening of any of the following events:

(i) The acquisition by any "person," as that term is used in Sections 13(d) and 14(d) of the 1934 Act (other than (w) the Company, (x) any subsidiary of the Company, (y) any employee benefit plan or employee stock plan of the Company or a subsidiary of the Company or any trustee or fiduciary with respect to any such plan when acting in that capacity, or (z) Lilly Endowment, Inc.), of "beneficial ownership," as defined in Rule 13d-3 under the 1934 Act, directly or indirectly, of 15 percent or more of the shares of the Company's capital stock the holders of which have general voting power under ordinary circumstances to elect at least a majority of the Board of Directors of the Company (or which would have such voting power but for the application of the Indiana Control Share Statute) ("Voting Stock"); provided, however, that an acquisition of Voting Stock directly from the Company shall not constitute a Change in Control;

(ii) The first day on which less than two-thirds of the total membership of the Board of Directors of the Company shall be Continuing Directors (as that term is defined in Article 13(f) of the Company's Articles of Incorporation);

(iii) Consummation of a merger, share exchange, or consolidation of the Company (a "Transaction"), other than a Transaction which would result in the Voting Stock of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50 percent of the Voting Stock of the Company or such surviving entity immediately after such Transaction; or

(iv) A complete liquidation of the Company or a sale or disposition of all or substantially all the assets of the Company, other than a sale or disposition of assets to any subsidiary of the Company.

11. General Provisions.

(a) *Prohibitions Against Transfer.*

(i) Except as provided in part (ii) of this subparagraph, during a Grantee's lifetime, only the Grantee or his or her authorized legal representative may exercise rights under a Grant. Such persons may not transfer those rights. The rights under a Grant may not be disposed of by transfer, alienation, pledge, encumbrance, assignment, or any other means, whether voluntary, involuntary, or by operation of law, and any such attempted disposition shall be void; provided, however, that when a Grantee dies, the personal representative or other person entitled under a Grant under the 2002 Plan to succeed to the rights of the Grantee ("Successor Grantee") may exercise the rights. A Successor Grantee must furnish proof satisfactory to the Company of his or her right to receive the Grant under the Grantee's will or under the applicable laws of descent and distribution.

(ii) Notwithstanding the foregoing, the Committee may, in its discretion and subject to such limitations and conditions as the Committee deems appropriate, grant non-qualified stock options (or amend previously-granted options) on terms which permit the Grantee to transfer all or part of the stock option, for estate or tax planning purposes or for donative purposes, and without consideration, to a member of the Grantee's immediate family (as defined by the Committee), a trust for the exclusive benefit of such immediate family members, or a partnership, corporation, limited liability company or similar entity the equity interests of which are owned exclusively by the Grantee and/or one or more members of his or her immediate family. No such stock option or any other Grant shall be transferable incident to divorce. Subsequent transfers of a stock option transferred under this part (ii) shall be prohibited except for transfers to a Successor Grantee upon the death of the transferee.

(b) *Substitute Grants.* The Committee may make a Grant to an employee of another corporation who becomes an Eligible Employee by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation involving the Company in substitution for a stock option, performance award, or restricted stock grant granted by such other corporation ("Substituted Stock Incentive"). The terms and conditions of the substitute Grant may vary from the terms and conditions that would otherwise be required by the 2002 Plan and from those of the Substituted Stock Incentives. The Committee shall prescribe the exact provisions of the substitute Grants, preserving where practical the provisions of the Substituted Stock Incentives. The Committee shall also determine the number of shares of Lilly Stock to be taken into account under Section 4.

(c) *Subsidiaries.* The term "subsidiary" means a corporation, limited liability company or similar form of entity of which Eli Lilly and Company owns directly or indirectly 50 percent or more of the voting power.

(d) *Fractional Shares.* Fractional shares shall not be issued or transferred under a Grant, but the Committee may pay cash in lieu of a fraction or round the fraction.

(e) *Compliance with Law.* The 2002 Plan, the exercise of Grants, and the obligations of the Company to issue or transfer shares of Lilly Stock under Grants shall be subject to all applicable laws and regulations and to approvals by any governmental or regulatory agency as may be required. The Committee may revoke any Grant if it is contrary to law or modify a Grant to bring it into compliance with any valid and mandatory law or government regulation. The Committee may also adopt rules regarding the withholding of taxes on payment to Grantees.

(f) *Ownership of Stock.* A Grantee or Successor Grantee shall have no rights as a shareholder of the Company with respect to any shares of Lilly Stock covered by a Grant until the shares are issued or transferred to the Grantee or Successor Grantee on the Company's books.

38

(g) *No Right to Employment or to Future Grants.* The 2002 Plan and the Grants under it shall not confer upon any Eligible Employee or Grantee the right to continue in the employment of the Company or as a member of the Board or affect in any way (i) the right of the Company to terminate the employment of an Eligible Employee or Grantee at any time, with or without notice or cause, or (ii) any right of the Company or its shareholders to terminate the Grantee's service on the Board. Neither the status of an individual as an Eligible Employee nor the receipt of one or more Grants by a Grantee shall confer upon the Eligible Employee or Grantee any rights to future Grants.

(h) *Foreign Jurisdictions.* The Committee may adopt, amend, and terminate such arrangements and make such Grants, not inconsistent with the intent of the 2002 Plan, as it may deem necessary or desirable to make available tax or other benefits of the laws of foreign jurisdictions to Grantees who are subject to such laws. The terms and conditions of such foreign Grants may vary from the terms and conditions that would otherwise be required by the 2002 Plan.

(i) *Governing Law.* The 2002 Plan and all Grants made under it shall be governed by and interpreted in accordance with the laws of the State of Indiana, regardless of the laws that might otherwise govern under applicable Indiana conflict-of-laws principles.

(j) *Effective Date of the 2002 Plan.* The 2002 Plan is effective upon its approval by the Company's shareholders at the annual meeting to be held on April 15, 2002, or any adjournment of the meeting.

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Admission Ticket

Eli Lilly and Company

2002 Annual Meeting of Shareholders

Monday, April 15, 2002
11 a.m. (Indianapolis time)

Hilbert Circle Theatre
45 Monument Circle
Indianapolis, Indiana

The Hilbert Circle Theatre is located on the southeast quadrant of Monument Circle in downtown Indianapolis.

This ticket will be required to admit you to the meeting. Please write your name and address and present this ticket when you enter the theatre.

A reception (beverages only) will be held from 9:30 to 10:45 a.m. in the theatre lobby.

Name

Address

City, State, and Zip Code

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Complimentary Parking Pass
355 W. South Street

Monday, April 15, 2002
9:30 a.m. – 1:00 p.m.

For complimentary parking, please place this pass on the dashboard of your card when entering the parking lot.

Parking will be available at 355 West South Street, the parking lot south of South Street between Senate Avenue and Missouri Street. Enter the lot from South Street.

A shuttle service to the Hilbert Circle Theatre will be available at the parking lot between 9:45 and 10:45 a.m. Service from the theater to the parking lot will be available for 30 minutes following the end of the meeting.



I-465
US 31
I-65
Meridian Street
I-70
Monument Circle
Market Street
Washington Street
Hilbert Circle Theatre
US 40
I-70
I-65
I-465
N

Market St.
Monument Circle
Hilbert Circle Theatre
Washington St.
West St.
Senate Ave.
Capitol Ave.
Maryland St.
Illinois St.
Meridian St.
Pennsylvania St.
Delaware St.
Alabama St.
Georgia St.
Virginia Ave.
RCA Dome
Kentucky Ave.
Missouri St.
South St.
Parking
Merrill St.
McCarty St.
Lilly Corporate Center

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
www.lilly.com



Answers That Matter.



NATIONAL CITYBANK, INDIANA, TRUSTEE
C/O IVS, P.O. BOX 17149
WILMINGTON, DE 19885

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have this voting instruction card in hand when you access the web site. You will be prompted to enter your 12-digit Control Number which is located below to obtain your records and create an electronic voting instruction form.

VOTE BY PHONE - 1-800-890-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have this voting instruction card in hand when you call. You will be prompted to enter your 12-digit Control Number which is located below and then follow the simple instructions the Vote Voice provides you.

VOTE BY MAIL -
Mark, sign and date this card and return it in the postage-paid envelope we have provided or return to IVS Associates, Inc., P. O. Box 17149, Wilmington, DE 19885.

THANK YOU FOR VOTING

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS VOTING INSTRUCTION CARD IS VALID ONLY WHEN SIGNED AND DATED.

ELI LILLY AND COMPANY

The Board of Directors has recommended to shareholders a vote FOR the following items (1, 2, and 3):

	For All	Withhold All	For All Except	To withhold authority to vote,mark “For All Except” and write the nominee's number on the line below.
(1) Election of Directors, each for a three-year term,				
(01) G. M. C. Fisher (02) A. G. Gilman (03) K.N. Horn (04) A. M. Watanabe	☐	☐	☐	______

	For	Against	Abstain
(2) Ratification of the appointment by the Board of Directors of Ernst & Young LLP as principal independent auditors for 2002.	☐	☐	☐
(3) Approval of the 2002 Lilly Stock Plan.	☐	☐	☐

In the Trustee’s discretion, upon other matters as may properly come before the meeting.

Please sign exactly as your name appears hereon. When signing in a representative capacity, please carefully state your capacity.

Signature(s) (PLEASE SIGN WITHIN BOX) Date

Signature(s) Date

The Lilly Employee Savings Plan
Confidential Voting Instructions
To National City Bank, Indiana, Trustee

By signing on the reverse side or by voting by phone or Internet, you direct the Trustee to vote (in person or in proxy) as indicated on the other side of this card the number of shares of Eli Lilly and Company Common Stock credited to your account under The Lilly Employee Savings Plan or an affiliated plan at the Annual Meeting of Shareholders to be held on April 15, 2002, at 11:00 a.m. (Indianapolis time), and at any adjournment thereof.

Also, unless you decline by checking the box below, you direct the Trustee to apply this voting instruction *pro rata* (along with all other participants who provide voting instructions and do not decline as provided below) to all shares of Common Stock held in the plans for which the Trustee receives no voting instructions (the "Undirected Shares"), except that shares formerly held in The Lilly Employee Stock Ownership Plan (PAYSOP) may only be voted upon the express instruction of the participants to whose accounts the shares are credited. For more information on the voting of the Undirected Shares, see the Proxy Statement.

Check here only if you decline to have your vote applied *pro rata* to the Undirected Shares. ☐

These confidential voting instructions will be seen only by authorized representatives of the Trustee.

PLEASE MARK YOUR VOTES AND SIGN ON THE REVERSE SIDE OF THIS CARD.



ELI LILLY AND COMPANY
c/o IVS, P.O. BOX 17149
WILMINGTON, DE 19885

VOTE BY INTERNET — www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 1159 p.m. Eastern Time the day before the cut-off date or meeting date. Have this proxy card in hand when you access the web site. You will be prompted to enter your 12-digit Control Number which is located below to obtain your records and create an electronic voting instruction form.

VOTE BY PHONE — 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have this proxy card in hand when you call. You will be prompted to enter your 12-digit Control Number which is located below and then follow the simple instructions the Vote Voice provides you.

VOTE BY MAIL —
Mark, sign and date your proxy card and return it in the postage- paid envelope we have provided or return to Eli Lilly and Company, do IVS Associates, Inc., P.O. Box 17149, Wilmington, DE 19885.

THANK YOU FOR VOTING

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ELILY1   KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ELI LILLY AND COMPANY

The Board of Directors recommends a vote FOR the following items (1, 2 and 3):

	For All	Withhold All	For All Except	
(1) Election of Directors, each for a three-year term				To withhold authority to vote, mark "For All Except" and write the nominee's number on the line below.
(01) G. M. C. Fisher (02) A. G. Gilman (03) K. N. Horn (04) A. M. Watanabe	☐	☐	☐	_____

	For	Against	Abstain
(2) Ratification of the appointment by the Board of Directors of Ernst & Young LLP as principal independent auditors for 2002.	☐	☐	☐
(3) Approval of the 2002 Lilly Stock Plan.	☐	☐	☐

Please sign exactly as your name appears hereon. One joint owner may sign on behalf of the others. When signing in a representative capacity, please clearly state your capacity.

_____	_____	_____	_____
Signature(s) [PLEASE SIGN WITHIN BOX]	Date	Signature(s)	Date



The undersigned hereby appoints Ms. R. O. Kendall and Messrs. C. E. Golden and S. Taurel, and each of them, as proxies, each with full power to act without the others and with full power of substitution, to vote as indicated on otherside of this card all the shares of common stock of ELI LILLY AND COMPANY in this account held in the name of the undersigned at the close of business on February 15, 2002, at the Annual Meeting of Shareholders to be held on April 15, 2002, at 11:00 a.m. (Indianapolis time), and at any adjournment thereof, with all the powers the undersigned would have if personally present.

If this card is properly executed and returned, the shares represented thereby will be voted. If a choice is specified by the shareholder, the shares will be voted accordingly. **If not otherwise specified, the shares represented by this card will be voted FOR items 1 and 2, and 3, and in the discretion of the proxy holders, upon such other matters as may properly come before the meeting.**

This proxy is solicited on behalf of the Board of Directors.

PLEASE MARK YOUR VOTES AND SIGN ON THE REVERSE SIDE OF THIS CARD.